
11005846


CNB
The Conway National Bank
CORPORATION


SEC MAIL PROCESSING
RECEIVED
APR 18 2011
193

2010 ANNUAL REPORT

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

FOR THE YEAR	**2010**	**2009**	**2008**
Operating income	$ 47,506	$ 52,126	$ 57,301
Operating expense	46,422	44,946	43,856
Operating earnings	1,084	7,180	13,445
Income taxes	44	2,113	4,488
Net income	$ 1,040	$ 5,067	$ 8,957
Earnings per share of common stock (1)	$ .62	$ 3.03	$ 5.36
Return on stockholders' equity	1.18%	5.91%	10.65%
Return on average assets	.11%	.56%	1.04%
Cash dividend paid per share (1)	$ -	$ 1.25	$ 2.63
AT YEAR END			
Assets	$ 911,271	$ 920,641	$ 874,625
Loans (less allowance for loan losses)	522,559	570,654	591,190
Investments	298,788	232,605	206,996
Deposits	718,140	705,270	679,219
Allowance for loan losses	11,627	9,142	7,091
Stockholders' equity	86,333	87,429	83,527
Shares authorized (1)	3,000,000	3,000,000	3,000,000
Shares outstanding (1)	1,664,622	1,677,233	1,659,036
Number of shareholders	1,001	964	854
Book value per share (1)	$ 51.86	$ 52.13	$ 50.35
Loans to deposits ratio	74.38%	82.21%	88.08%
Loans to assets ratio	58.62%	62.98%	68.40%
Stockholders' equity to assets ratio	9.47%	9.50%	9.55%
Stockholders' equity to loans ratio	16.16%	15.08%	13.96%

(1) 2008 shares and per share data have been restated for the effect of a two-for-one stock split during 2009.

The Annual Meeting of shareholders will be held in the Conway Banking Office of The Conway National Bank at 1411 Fourth Avenue, Conway, South Carolina, at 5:15 P.M., on May 10, 2011. An official notice of meeting, proxy statement and proxy will be mailed to all shareholders on or about April 18, 2010. Only those holders of common stock of the Company of record at the close of business on March 31, 2011, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

AVAILABILITY OF ANNUAL REPORT ON FORM 10-K

The Company will furnish, free of charge, a copy of the 10-K annual report upon written request to L. Ford Sanders, II, Executive Vice President and Treasurer, CNB Corporation, P.O. Box 320, Conway, South Carolina 29528.

CNB CORPORATION AND SUBSIDIARY
ANNUAL REPORT
TABLE OF CONTENTS

Page

REPORT TO SHAREHOLDERS........1-2

QUARTERLY SHAREHOLDER INFORMATION........3

FINANCIAL SUMMARY........4

MANAGEMENT'S DISCUSSION AND ANALYSIS........5-12

SUPPLEMENTARY FINANCIAL DATA........13-29

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING........30

REPORT OF ELLIOTT DAVIS, LLC........31-33

CONSOLIDATED BALANCE SHEETS........34

CONSOLIDATED STATEMENTS OF INCOME........35

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY........36

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME........37

CONSOLIDATED STATEMENTS OF CASH FLOWS........38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS........39-67

DIRECTORS, OFFICERS, AND STAFF........68-70

THE COMPANY

The Company is a South Carolina business corporation organized for the purpose of becoming a bank holding company for The Conway National Bank (the "Bank").

The Company and its subsidiary, the Bank, are engaged in a general banking business in Horry County and the Waccamaw Neck portion of Georgetown County, South Carolina. The Bank employs approximately 250 employees and has 14 banking offices in addition to its Operations and Administration Building, which is located at 1400 Third Avenue in Conway, South Carolina.

The Bank provides a full range of commercial banking services. Some of the major services provided include checking accounts, NOW accounts, money market deposit accounts, IRA accounts, Health Savings Accounts, passbook savings accounts, Christmas Club accounts, certificates of deposit of various maturities, and loans to individuals for personal use, home purchases, home improvement, and revolving lines of credit. Long-term mortgage loans are provided through the Bank's secondary mortgage department which acts in an agency capacity for various investor companies. Additionally, the Bank offers cashier's checks, personal money orders, traveler's checks, safe deposit boxes, 24-hour teller machines on the STAR Network, direct deposit, automated transfers, wire transfer services, banking by phone through CNB Access, CNB Internet Banking, electronic statement delivery, a Master Card/Visa credit card program, Visa debit cards, and research services. The Bank offers discount brokerage services through a third party, UVest. Commercial lending operations include a wide variety of credit products for business, industry, real estate, and agriculture. In addition to the services already mentioned, other commercial services include account reconciliation, cash management, credit card merchant services, commercial automated clearing house services, traditional lock box services, e-lockbox services, and remote deposit capture. The Bank does not provide trust services; does not sell annuities; does not sell mutual funds; and does not sell property, casualty, or life insurance.

CORPORATE INFORMATION

CNB Corporation
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRANSFER AGENT

The Conway National Bank
P.O. Box 320
1400 Third Avenue
Conway, South Carolina 29528

TRADED

Stock is traded by private transfers. There is no established trading market.

STOCK PERFORMANCE

The chart below shows the performance of CNB Corporation in comparison to the Carson Medlin Company's Independent Bank Index and the NASDAQ stock index. The chart assumes $100 invested on December 31, 2005 in each of CNB Corporation stock, the Independent Bank Index, and NASDAQ index with reinvestment of dividends.


CNB CORPORATION
Five Year Performance Index
200
150
100
50
0
2005
2006
2007
2008
2009
2010
100
108
110
112
123
119
90
136
77
57
141
88
83
107
98
87
CNB CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to present the 2010 annual report of the financial operations of CNB Corporation and subsidiary, The Conway National Bank. The 2010 operating year continued to be a difficult period for the economy and the banking industry. The U.S. national economic recovery continued through the fourth quarter of 2010. The Bureau of Economic Analysis, a division of the U. S. Department of Commerce, has indicated in its Third Estimate that real gross domestic product (GDP) increased at an annual rate of 3.1% for the fourth quarter of 2010, up from an annual rate of 2.6% for the third quarter. The increase in the growth rate of real GDP in the fourth quarter reflects positive contributions from personal consumption expenditures, exports, and nonresidential fixed investment that were partly offset by negative contributions from private sector inventory investment and state and local government spending. Locally, the real estate sector fell in the fourth quarter of 2010 with the total number of real estate transactions decreasing approximately 12% as compared to the fourth quarter of 2009. This is a decline from the approximate 1% decline and increases of 35% and 35% experienced for the third, second, and first quarters of 2010, respectively, in comparison to the same periods in 2009. The banking industry has continued to experience significant difficulties with 157 bank failures occurring nationally in 2010 compared to 140 for 2009 and 25 for 2008. Despite these difficulties, Conway National maintained a solid financial position for 2010. However, operating results remained below historical performance.

Net income for the year ended December 31, 2010 totaled $1,040,000, down 79.5% from the net income of $5,067,000 earned for the year ended December 31, 2009. Although the Company incurred historically low profitability for 2010, the Bank performed well in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.39)%. On a per share basis, earnings declined 79.5% from $3.03 for 2009 to $.62 for 2010 representing a return on average assets of .11% and a return on average equity of 1.18% as compared to .56% and 5.91%, respectively, for 2009.

Total assets declined to $911.3 million at December 31, 2010, a decrease of 1.0% from December 31, 2009, and capital stood at $86.3 million at December 31, 2010 compared to $87.4 million at December 31, 2009. Total deposits were $718.1 million at December 31, 2010, an increase of 1.8% from $705.3 million for the previous year. The Bank experienced a decrease in repurchase agreements, which decreased 5.3% from $104.7 million at December 31, 2009 to $99.2 million at December 31, 2010. Loans totaled $534.2 million at December 31, 2010, a decrease of 7.9% from December 31, 2009; and investment securities were $296.1 million, an increase of 29.0% from the prior year. The changes in total assets, total deposits, and repurchase agreements from 2009 to 2010 reflect management's planned efforts to control growth during this period of soft loan demand. During 2010, some would-be borrowers were reluctant to borrow and the borrowing capacity of others has been limited by recessionary business performance. While banks have been criticized for not lending, we stand ready with lendable funds to make good loans to help individuals and businesses grow and create jobs.

Net income for the year ended December 31, 2010 of $1,040,000 is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased 4.7% to $30,337,000 for 2010 from $31,818,000 for 2009. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 53.1% from $8,748,000 for 2009 to $13,397,000 for 2010. The allowance for loan losses, as a percentage of gross loans, was increased to 2.18% at December 31, 2010 as compared to 1.58% at December 31, 2009. Noninterest expense decreased 2.8% from $24,069,000 for 2009 to $23,405,000 for 2010; and noninterest income decreased 7.7% from $8,179,000 to $7,549,000 for the same periods, respectively. Noninterest expense decreased primarily due to decreased salaries and employee benefits expense and FDIC deposit insurance assessments, which decreased 4.9% and 28.6% from 2009 to 2010, respectively. The decrease in FDIC deposit insurance assessments was due to the lack of a special assessment, which the industry incurred in 2009, and which was not assessed in 2010. However, the Bank will continue to incur significant FDIC insurance premiums through 2012. The decreases in noninterest expense were partially offset by increased examination and professional fees and the net cost of operation of other real estate owned from 2009 to 2010. Noninterest income decreased primarily due to decreased gains on sales of investment securities and decreased other operating income.

With the national and local economies expected to remain subdued throughout 2011, we anticipate that profitability will remain below historical levels, but should improve moderately from 2010 levels; and, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to manage and address credit concerns during 2011. Loan losses leveled in the third quarter of 2010 and began to decline in the fourth quarter of 2010. Loan losses are expected to remain above historical levels during 2011, but at levels lower than those experienced during 2010.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. As you are aware, during the fourth quarter of 2010 your Board of Directors determined that it was in the best interest of the company and shareholders to forego a cash dividend. This decision further strengthens your bank, as we continue to believe that the Bank's sound capital base serves as a solid foundation to support future growth of operations, attract deposits, and enable the Bank to meet future opportunities and demands. We are confident that your bank will continue steadfast and strong through, what is hoped to be, the closing year of this difficult period.

As we approach the Annual Meeting of Shareholders, we would like to announce that James W. Barnette, Jr. has been elected as Chairman of the Board of The Conway National Bank. Mr. Barnette has served on the Board of the Bank since 1984 and on the Board of CNB Corporation since its founding in 1985.

As our area, state, and country continue to weather the economic difficulties, Conway National will remain steadfast in its conservative and prudent banking practices. The entire staff of 250 members would like to express our sincere appreciation to our customers, shareholders, and directors for your support and involvement in making CNB Corporation and The Conway National Bank successful. We look forward to the future and are grateful for our heritage and mission which demand that we remain true to the people, principles, values, and service to our communities that have successfully guided us for 108 years.



W. Jennings Duncan, President and CEO
CNB Corporation and
The Conway National Bank

CNB CORPORATION

QUARTERLY FINANCIAL INFORMATION

(All Dollar Amounts, Except Per Share Data, in Thousands)

Summary of Operating Results by Quarter

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2010	2009	2010	2009	2010	2009	2010	2009
Total interest income	$10,390	$11,254	$10,115	$11,163	$ 9,948	$10,821	$ 9,504	$10,709
Total interest expense	2,723	3,386	2,532	3,053	2,345	2,897	2,020	2,793
Net interest income	7,667	7,868	7,583	8,110	7,603	7,924	7,484	7,916
Provision for possible loan losses	3,763	1,231	3,806	3,095	4,379	2,221	1,449	2,201
Noninterest income	1,412	1,892	1,822	2,484	2,334	1,902	1,981	1,862
Noninterest expenses	5,586	5,671	5,989	6,333	5,943	5,699	5,887	6,327
Income/(loss) before income taxes	(270)	2,858	(390)	1,166	(385)	1,906	2,129	1,250
Income tax provision/(benefit)	(227)	920	(170)	325	(217)	614	658	254
Net income/(loss)	$ (43)	$ 1,938	$ (220)	$ 841	$ (168)	$ 1,292	$ 1,471	$ 996
Net income per weighted average shares outstanding(1)	$ (.03)	$ 1.17	$ (.13)	$ .50	$ (.10)	$ .77	$ .88	$ .59

(1) 2009 net income per weighted average shares outstanding for the first, second, and third quarters of 2009 has been adjusted for the effect of a two-for-one stock split issued during the fourth quarter of 2009.

Stock Prices and Dividends

As of December 31, 2010, there were approximately 1,001 holders of record of Company stock. There is no established market for shares of Company stock and only limited trading in such shares has occurred since the formation of the Company on June 10, 1985. During 2010 and 2009, management was aware of a few transactions, including some transactions in which the Company was the purchaser and some transactions in which the Company was the seller (including the sale in 2009 of 37,652 shares at a price of $79.00 per share (as adjusted as set forth in footnote 1 below) in a private offering that was exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder), in which the Company's common stock traded in the ranges set forth below. However, management has not ascertained that these transactions resulted from arm's length transactions between the parties involved; and because of the limited number of shares involved, these prices may not be indicative of the value of the common stock.

	2010		2009(1)	
	High	**Low**	**High**	**Low**
First quarter	$80.50	$80.50	$82.50	$79.00
Second quarter	$80.50	$75.00	$85.00	$79.00
Third quarter	$80.00	$79.50	$91.50	$79.00
Fourth quarter	$81.00	$61.00	$81.75	$80.00

(1) Market prices for 2009 have been adjusted to give retroactive effect for a two-for-one stock split declared October 13, 2009 and distributed November 5, 2009.

Holders of shares of Company stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company. The Company did not pay a cash dividend for 2010. The Company paid an annual cash dividend of $1.25 per share for 2009. There can be no assurance as to the payment of dividends by the Company in the future. Payment of dividends is within the discretion of the Board of Directors, and is dependent upon the earnings and financial condition of the Company and the Bank, and other related factors. The Company's primary source of funds with which to pay dividends are dividends paid to the Company by the Bank. There are legal restrictions on the Bank's ability to pay dividends.

CNB CORPORATION

FINANCIAL SUMMARY

(All Dollar Amounts, Except Per Share Data, in Thousands)

The following table sets forth certain selected financial data relating to the Company and subsidiary and is qualified in its entirety by reference to the more detailed financial statements of the Company and subsidiary and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Selected income statement data:					
Total interest income	$ 39,957	$ 43,947	$ 50,119	$ 53,755	$ 49,411
Total interest expense	9,620	12,129	18,221	22,858	18,396
Net interest income	30,337	31,818	31,898	30,897	31,015
Provision for loan losses	13,397	8,748	2,533	1,145	808
Net interest income after provision for loan losses	16,940	23,070	29,365	29,752	30,207
Total noninterest income	7,549	8,140	7,188	7,002	6,958
Total noninterest expenses	23,405	24,030	23,108	22,019	22,339
Income before income taxes	1,084	7,180	13,445	14,735	14,826
Income taxes	44	2,113	4,488	5,015	4,780
Net income	$ 1,040	$ 5,067	$ 8,957	$ 9,720	$ 10,046
***Per share:**					
Net income per weighted shares outstanding	$ .62	$ 3.03	$ 5.36	$ 5.65	$ 5.80
Cash dividend paid per share	$ -	$ 1.25	$ 2.63	$ 2.63	$ 2.63
Weighted average shares outstanding	1,671,568	1,672,527	1,672,566	1,722,130	1,731,178

***Per share data for 2008, 2007, and 2006 have been adjusted for the effect of a two-for-one stock split issued during 2009. Per share data for 2006 has been adjusted for a 10% stock dividend issued during 2007.**

	2010	2009	2008	2007	2006
Selected balance sheet data:					
Assets	$911,271	$920,641	$874,625	$865,638	$837,622
Net loans	522,559	570,654	591,190	567,244	560,849
Investment securities	298,788	232,605	206,996	216,141	179,598
Federal funds sold	14,000	14,000	21,000	26,000	26,000
Deposits:					
Noninterest-bearing	$108,031	$ 96,834	$100,560	$112,450	$129,763
Interest-bearing	610,109	608,436	578,659	579,839	545,289
Total deposits	$718,140	$705,270	$679,219	$692,289	$675,052
Stockholders' equity	$ 86,333	$ 87,429	$ 83,526	$ 82,112	$ 76,663

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis" is provided to afford a clearer understanding of the major elements of the Company's financial condition, results of operations, liquidity, and capital resources. The following discussion should be read in conjunction with the Company's financial statements and notes thereto and other detailed information appearing elsewhere in this report. References to dollar amounts in this section are in thousands, except per share data.

ECONOMIC CONDITIONS

The national recession which began in 2007 and (according to the classical definition of recession with reference to gross domestic product figures) ended in September of 2009 has significantly impacted the Company's market area, two coastal counties of South Carolina, Horry County and the Waccamaw Neck region of Georgetown County. Although many industries within our market have been affected during this difficult period, the primary impact of this recession was to depress real estate sales, and consequently real estate values. The decline in real estate values, ensuing defaults, and foreclosures has had a moderately negative impact on the Company, resulting in historically low profitability. With the national and local economies expected to remain subdued through much of 2011, we anticipate that profitability will remain below historical levels, but will improve moderately from 2010 levels and, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during 2011. Loan losses leveled in the third quarter of 2010 and began to decline in the fourth quarter of 2010, but will still remain above historical levels during 2011.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, indicated that real gross domestic product (GDP) increased at an annual rate of 2.6% for the third quarter of 2010, and the second advance estimate for the fourth quarter indicates that GDP increased at an annual rate of 2.8%. The fourth quarter increase reflects positive contributions from personal consumption expenditures, exports, and nonresidential fixed investment that were partly offset by negative contributions from private sector inventory investment and state and local government spending. Locally, the real estate sector fell in the fourth quarter of 2010 with the total number of real estate transactions decreasing approximately 12% as compared to the fourth quarter of 2009. This is a decline from the approximate 1% decline and increases of 35% and 35% experienced for the third, second, and first quarters of 2010, respectively, in comparison to the same periods in 2009. The banking industry has continued to experience significant difficulties, with 157 bank failures occurring nationally in 2010 (including two in or near our market) compared to 140 for 2009 and 25 for 2008. Further failures are anticipated for 2011.

CRITICAL ACCOUNTING POLICIES

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Company's financial statements. The significant accounting policies of the Company are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of its consolidated financial statements. Refer to "Provision for Loan Losses" below for a detailed description of the Company's estimation process and methodology related to the allowance for loan losses.

DISTRIBUTION OF ASSETS AND LIABILITIES

The Company maintains a conservative approach in determining the distribution of assets and liabilities. Loans decreased 3.1% from $598,281 at December 31, 2008 to $579,796 at December 31, 2009; and decreased 7.9% from December 31, 2009 to $534,186 at December 31, 2010. Loan demand from creditworthy borrowers in our market area was moderate in 2008 and decreased during 2009 and 2010. Loans decreased as a percentage of total assets from 68.4% at year-end 2008 to 63.0% at year-end 2009, and decreased to 58.6% at year-end 2010. Investment securities, federal funds sold, and other earning assets increased as a percentage of total assets from 26.1% at year-end 2008 to 30.8% at year-end 2009, and increased to 35.6% at year-end 2010. Investments and federal funds sold provide for an adequate supply of secondary liquidity. Year-end other assets as a percentage of total assets increased from 5.5% at year-end 2008 to 6.2% at year-end 2009, and decreased to 5.8% at year-end 2010. Management has sought to build the deposit base with stable, relatively noninterest-rate sensitive deposits by offering the small to medium account holders a wide array of deposit instruments at competitive rates. Noninterest-bearing demand deposits, as a percent of total assets declined from 11.5% at year-end 2008 to 10.5% at year-end 2009, and increased to 11.8% at year-end 2010. The Company has anticipated a decline in these deposits over the long-term as more customers utilize interest-bearing deposit accounts and repurchase agreements. Interest-bearing liabilities as a percentage of total assets increased from 77.8% at December 31, 2008 to 79.2% at December 31, 2009, and decreased slightly to 78.1% at December 31, 2010. Stockholders' equity as a percentage of total assets was 9.5% for December 31, 2008, 2009 and 2010. The Bank remains well-capitalized (see Note 16 to the consolidated financial statements, contained elsewhere in this report).

The table below sets forth the percentage relationship to total assets of significant components of the Company's balance sheet as of December 31, 2010, 2009, and 2008:

	December 31,		
Assets:	**2010**	**2009**	**2008**
Earning assets:			
Loans	58.6%	63.0%	68.4%
Investment securities:			
Taxable	29.5	21.6	20.6
Tax-exempt	3.3	3.7	3.1
Federal funds sold and securities purchased under agreement to resell	1.5	1.5	2.4
Other earning assets	1.3	4.0	0.0
Total earning assets	94.2	93.8	94.5
Other assets	5.8	6.2	5.5
Total assets	100.0%	100.0%	100.0%
Liabilities and stockholders' equity:			
Interest-bearing liabilities:			
Interest-bearing deposits	66.9%	66.1%	66.2%
Securities sold under agreement to resell	10.9	11.4	7.7
FHLB advances and other borrowings	.3	1.7	3.9
Total interest-bearing liabilities	78.1	79.2	77.8
Noninterest-bearing deposits	11.8	10.5	11.5
Other liabilities	.6	.8	1.2
Stockholders' equity	9.5	9.5	9.5
Total liabilities and stockholders' equity	100.0%	100.0%	100.0%

RESULTS OF OPERATIONS

CNB Corporation and the Bank recognized earnings in 2010, 2009, and 2008 of $1,040, $5,067, and $8,957, respectively, resulting in a return on average assets of .11%, .56%, and 1.04%, and a return on average stockholders' equity of 1.18%, 5.91%, and 10.65%. The earnings were primarily attributable to favorable but generally declining net interest margins in each period (see "Net Income-Net Interest Income"). Other factors include management's ongoing effort to maintain other income at adequate levels (see "Net Income - Noninterest Income") and to control other expenses (see "Net Income - Noninterest Expenses"). Earnings, coupled with a moderate dividend policy, have supplied the necessary capital funds to support bank operations. Total assets were $911,271 at December 31, 2010 as compared to $920,641 at December 31, 2009 and $874,625 at December 31, 2008. The following table sets forth the financial highlights for fiscal years 2010, 2009, and 2008.

CNB CORPORATION AND SUBSIDIARY
FINANCIAL HIGHLIGHTS
(All Dollar Amounts, Except Per Share Data, in Thousands)

	December 31, 2010	2009 to 2010 Percent Increase (Decrease)	December 31, 2009	2008 to 2009 Percent Increase (Decrease)	December 31, 2008
Net interest income after provision for loan losses	$ 16,940	(26.6)%	$ 23,070	(21.4)%	$ 29,365
Income before income taxes	1,084	(84.9)	7,180	(46.6)	13,445
Net income	1,040	(79.5)	5,067	(43.4)	8,957
Per share (1) (weighted average shares outstanding)	$ .62	(79.5)	$ 3.03	(43.5)	$ 5.36
Cash dividends declared	-	(100.0)	2,096	(51.9)	4,355
Per share (1)	$ -	(100.0)	$ 1.25	(52.5)	$ 2.63
Total assets	$911,271	(1.0)%	$ 920,641	5.3%	$ 874,625
Total deposits	718,140	1.8	705,270	3.8	679,219
Total loans	534,186	(7.9)	579,796	(3.1)	598,281
Investment securities	298,788	28.5	232,605	12.4	206,996
Stockholders' equity	86,333	(1.3)	87,429	4.7	83,527
Book value per share (1)	$ 51.86	(.5)	$ 52.13	3.5	$ 50.35
Ratios (2):					
Return on average total assets	.11%	(80.4)	.56%	(46.2)	1.04%
Return on average stockholders' equity	1.18%	(80.0)	5.91%	(44.5)	10.65%

(1) 2008 per share data adjusted for the effect of two-for-one stock split issued during 2009.

(2) For the fiscal years ended December 31, 2010, 2009, and 2008 average total assets amounted to $941,581, $904,866, and $860,612, respectively, with average stockholders' equity totaling $87,782, $85,771, and $84,138, for the same periods.

NET INCOME

Net Interest Income

Earnings are dependent to a large degree on net interest income, defined as the difference between gross interest and fees earned on earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rates earned or paid and by volume changes in loans, investment securities, deposits, and borrowed funds.

The Bank maintained net interest margins in 2010, 2009, and 2008 of 3.42%, 3.78%, and 3.99%, respectively, as compared to management's long-term target of 4.20%. Net interest margins have been compressed for the Bank and industry-wide, as a result of competitive lending practices, softening loan demand, and the historically low and prolonged market interest rate environment. Loan demand remained strong throughout 2005 and 2006, declined in 2007, was moderate in 2008, and declined in 2009 and 2010. Fully-tax-equivalent net interest income decreased slightly from $32,454 in 2008 to $32,446 in 2009, and decreased to $30,940 in 2010. During the three-year period, total fully-tax-equivalent interest income decreased by 12.0% from 2008 to 2009, from $50,675 to $44,575, respectively, and decreased 9.0% from 2009 to 2010 to $40,560. Over the same period, total interest expense decreased 33.4% from 2008 to 2009, from $18,221 to $12,129, respectively, and decreased 20.7% from 2009 to 2010 to $9,620. Fully-tax-equivalent net interest income as a percentage of average total earning assets was 3.99% in 2008, 3.78% in 2009, and 3.42% in 2010.

Interest rates paid on deposits and borrowed funds and earned on loans and investments have generally followed the fluctuations in market interest rates in 2010, 2009, and 2008. However, fluctuations in market interest rates may not necessarily have a significant impact on net interest income, depending on the Bank's rate sensitivity position. A rate sensitive asset (RSA) is any loan or investment that can be repriced up or down in interest rate within a certain time interval. A rate sensitive liability (RSL) is an interest paying deposit or other liability that can be repriced either up or down in interest rate within a certain time interval. When a proper balance between RSA and RSL exists, market interest rate fluctuations should not have a significant impact on earnings. The larger the imbalance, the greater the interest rate risk assumed by the Bank and the greater the positive or negative impact of interest rate fluctuations on earnings. When RSAs exceed RSLs for a specific repricing period, a positive interest sensitivity gap results. The gap is negative when interest-sensitive liabilities exceed interest-sensitive assets. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect. However, gap analysis, such as set forth in the table below, does not take into account actions a bank or its customers may take during periods of changing rates, which could significantly change the effects of rate changes that would otherwise be expected. The Bank seeks to manage its assets and liabilities in a manner that will limit interest rate risk and thus stabilize long-term earning power. The table on the following page sets forth the Bank's estimated gap rate sensitivity position, including anticipated calls of investment securities, at each of the time intervals indicated. The table illustrates the Bank's rate sensitivity position on specific dates and may not be indicative of the position at other points in time. Management believes that a 200, 300, or 400 basis point rise or fall in interest rates will have less than a 10 percent effect on before-tax net interest income over a one-year period, which is within bank guidelines.

Provision for Loan Losses

It is the policy of the Bank to maintain the allowance for loan losses in an amount commensurate with management's ongoing evaluation of the loan portfolio and deemed appropriate by management to cover estimated losses inherent in the portfolio. The Company complies with the provisions of ASC 310-10, "Accounting by Creditors for Impairment of a Loan", in connection with the allowance for loan losses (see Note 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES). The provision for loan losses was $13,397 in 2010, $8,748 in 2009, and $2,533 in 2008. Net loan charge-offs totaled $10,912 in 2010, $6,697 in 2009, and $1,949 in 2008, with net charge-offs being concentrated in consumer purpose, commercial and industrial loans, and real estate loans in 2010, 2009 and 2008. The allowance for loan losses as a percentage of gross loans was 2.18% at December 31, 2010, 1.58% at December 31, 2009, and 1.19% at December 31, 2008.

NET INCOME (Continued)

INTEREST RATE SENSITIVITY ANALYSIS
December 31, 2010
(Dollars in Thousands)

	1 Day	90 Days	180 Days	365 Days	Over 1 to 5 Years	Over 5 Years
Rate sensitive assets (RSA)						
Federal funds sold	$ 14,000	$ -	$ -	$ -	$ -	$ -
Interest-bearing due from Federal Reserve Bank	11,818	-	-	-	-	-
Investment securities (net of FRB and FHLB stock in the amount of $2,729 and other investments of $1,065)	-	83,871	30,952	39,019	110,491	30,661
Loans (net of nonaccruals of $25,704)	78,879	33,290	36,690	45,011	260,971	53,641
Total, RSA	$104,697	$ 117,161	$ 67,642	$ 84,030	$371,462	$ 84,302
Rate sensitive liabilities (RSL)						
Deposits:						
Certificates of deposit of $100,000 or more	$ -	$ 83,538	34,147	63,393	34,857	-
All other time deposits	-	45,082	40,747	55,506	18,166	-
Securities sold under repurchase agreements	82,255	15,898	-	1,000	-	-
Federal Home Loan Bank advances	-	-	-	-	-	-
Total RSL	$ 82,255	$ 144,518	$ 74,894	$ 119,899	$ 53,023	$ -
RSA-RSL	$ 22,442	$ (27,357)	$ (7,252)	$ (35,869)	$ 318,439	$ 84,302
Cumulative RSA-RSL	$ 22,442	$ (4,915)	$ (12,167)	$ (48,036)	$ 270,403	$ 354,705
Cumulative RSA/RSL	1.27	.98	.96	.89	1.57	1.75

Securities Transactions

Net unrealized gains/(losses) in the investment securities portfolio were $(120) at December 31, 2010, $1,891 at December 31, 2009, and $2,310 at December 31, 2008. The market value of investment securities increased during 2008 due to the declines in market interest rates, increased demand for bonds, and the consequent increase in prices. This trend leveled in 2009 as market interest rates leveled. However, the yield curve steepened for most of 2010, flattening slightly in the fourth quarter. The net unrealized gains on investment securities decreased during 2009 primarily due to the realization of gains from sales of investment securities. In 2010, the net unrealized gain on investment securities moved to a loss position due, in part, to the steepening of the yield curve during most of the year, but was primarily due to the realization of gains from sales of investment securities. In 2010, securities gains of $993 and $73 were realized on sales proceeds of $21,733 and $2,322 in short and mid-term available for sale and held to maturity investment securities, respectively (See Note 3 to the Consolidated Financial Statements – INVESTMENT SECURITIES). Security gains of $1,576 were realized on sales of $55,192 in short and mid-term available for sale securities during 2009. No security gains or losses were realized in 2008.

Noninterest Income

Noninterest income, net of any securities gains, decreased by 8.1% from $7,182 in 2008 to $6,603 in 2009, and decreased by 1.8% from $6,603 in 2009 to $6,483 in 2010. During 2008, service charge income on deposit accounts increased due to increased service charges as a result of declines in demand deposit balances and increased non-sufficient funds and overdraft charges. During 2009, service charge income on deposit accounts decreased due to decreased non-sufficient funds and overdraft charges. During 2009 noninterest income also decreased due to declines in credit card merchant discount income, mortgage negotiation fees, and other miscellaneous noninterest income. In 2010, noninterest income, net of any securities gains, declined only slightly and as a result of declines in various immaterial and miscellaneous noninterest income items.

NET INCOME (Continued)

Noninterest Expenses

Noninterest expenses increased by 4.2% from $23,102 in 2008 to $24,069 in 2009, and decreased by 2.8% from $24,069 in 2009 to $23,405 in 2010. The components of other expenses are salaries and employee benefits of $14,865, $14,005, and $13,315; occupancy and furniture and equipment expenses of $3,047, $3,313, and $3,340; and other operating expenses of $5,190, $6,751, and $6,750 for 2008, 2009, and 2010, respectively.

The decrease in salary and employee benefits during 2010 reflects declines in the number of employees and the consequent reduction in salaries and benefits expense.

Occupancy expense during 2010 remained stable for the year.

The decrease in other operating expenses during 2010 is attributable to a decrease in FDIC insurance premiums, office supplies expense, and other operating expenses partially offset by increases in examination and professional fees, credit card expenses, and the net cost of operation of other real estate.

Income Taxes

Provisions for income taxes decreased 52.9% from $4,488 in 2008 to $2,113 in 2009, and decreased 97.9% from $2,113 in 2009 to $44 in 2010 based on reduced earnings in each respective year. Income tax liability decreased in both of 2009 and 2010, as income before income taxes decreased 46.6% and 84.9%, respectively.

LIQUIDITY

The Bank's liquidity position is primarily dependent on short-term demands for funds caused by customer credit needs and deposit withdrawals and upon the liquidity of bank assets to meet these needs. The Bank's liquidity sources include cash and due from banks, federal funds sold, and short-term investments. In addition, the Bank has established federal funds lines of credit from correspondent banks and has a line of credit from the Federal Home Loan Bank of Atlanta (see Note 9 to the Consolidated Financial Statements – LINES OF CREDIT). The Company had cash balances on hand of $96, $3,259, and $5,142 at December 31, 2010, 2009, and 2008, respectively. At December 31, 2010, the Company, on a parent only basis, had no liabilities. At December 31, 2009, the Company, on a parent only basis, had liabilities consisting of cash dividends payable totaling $2,096. At December 31, 2008 the Company, on a parent only basis, had liabilities, consisting of cash dividends payable and a short-term note payable, including accrued interest, in the amounts of $4,355 and $1,132, respectively. Management believes that liquidity sources are more than adequate to meet funding needs.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The Company, through the operations of the Bank, makes contractual commitments to extend credit in the ordinary course of business. These commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, the Bank also issues standby letters of credit which are assurances to a third party that they will not suffer a loss if the Bank's customer fails to meet its contractual obligation to a third party. The Bank may also have outstanding commitments to buy/sell securities. At December 31, 2010, the Bank had issued commitments to extend credit of $38.3 million, standby letters of credit of $1.6 million, and no commitments to buy or sell securities (see Note 11 to the Consolidated Financial Statements – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK). The majority of the commitments and standby letters of credit typically mature within one year and past experience indicates that many of the commitments and standby letters of credit will expire unused. However, through its various sources of liquidity, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.

Neither the Company nor the Bank is involved in other off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

OFF BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS (Continued)

The following table presents, as of December 31, 2010, the Company's and the Bank's fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient.

Contractual Obligations and Other Commitments
December 31, 2010
(Dollars in Thousands)

	Total	Less than One Year	1 to 3 Years	3 to 5 Years
Contractual cash obligations				
Operating leases	$ 8	$ 2	$ 4	$ 2
Time deposits	375,436	321,100	44,175	10,161
Securities sold under agreement to repurchase	99,153	99,153	-	-
United States Treasury demand notes	2,324	2,324	-	-
Total contractual cash obligations	$476,921	$422,579	$44,179	$10,163

Obligations under non-cancelable operating lease agreements totaled $8 at December 31, 2010. These obligations are payable over four years as shown in Note 12 to the Consolidated Financial Statements - COMMITMENTS AND CONTINGENCIES. Further information regarding the nature of time deposits is outlined in Note 6 to the Consolidated Financial Statements – DEPOSITS. At December 31, 2010, securities sold under agreement to repurchase totaled $99,153 and are due and payable within one year. Further information on securities sold under agreement to repurchase is outlined in Note 8 to the Consolidated Financial Statements – SECURITIES SOLD UNDER REPURCHASE AGREEMENTS. At December 31, 2010, the Company had $2,324 of United States Treasury notes payable on demand. Further information on the United States Treasury notes payable is outlined in Note 9 to the Consolidated Financial Statements – LINES OF CREDIT.

CAPITAL RESOURCES

Total stockholders' equity was $86,333, $87,429, and $83,527 at December 31, 2010, 2009, and 2008, representing 9.47%, 9.50%, and 9.55% of total assets, respectively. The increases reflect net earnings retained during each year. At December 31, 2010, the Company and the Bank exceeded quantitative measures established by regulation to ensure capital adequacy (see Note 16 to the Consolidated Financial Statements - REGULATORY MATTERS). Capital is considered sufficient by management to meet current and prospective capital requirements and, together with anticipated retained earnings, to support anticipated growth in bank operations.

EFFECTS OF INFLATION

Inflation normally has the effect of accelerating the growth of both a bank's assets and liabilities. One result of this inflationary effect is an increased need for equity capital. Income is also affected by inflation. While interest rates have traditionally moved with inflation, the effect on net income is diminished because both interest earned on assets and interest paid on liabilities vary directly with each other. In some cases, however, rate increases are delayed on fixed-rate instruments. Loan demand normally declines during periods of high inflation. Inflation has a direct impact on the Bank's noninterest expense. The Bank responds to inflation changes through readjusting noninterest income by repricing services.

ACCOUNTING ISSUES

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. (See Note 1 to the Consolidated Financial Statements - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES).

RISKS AND UNCERTAINTIES

In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk, in regard to lending, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions as a result of the regulators' judgments based on information available to them at the time of their examination.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk, in regard to interest rate risk, is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises principally from the interest rate risk inherent in its lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. In addition to other risks which the Company manages in the normal course of business, such as credit quality and liquidity risk, management considers interest rate risk to be a significant market risk that could potentially have a material effect on the Company's financial condition and results of operations (See Item 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Net Income - Net Interest Income). Other types of market risks, such as foreign currency risk and commodity price risk, do not arise in the normal course of the Company's business activities.

SUPPLEMENTARY FINANCIAL DATA
STATISTICAL DISCLOSURE BY BANK HOLDING COMPANIES

The following tables present additional statistical information about CNB Corporation and its operations and financial condition and should be read in conjunction with the consolidated financial statements and related notes thereto contained elsewhere in this report.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

The tables on the following three pages present selected financial data and an analysis of average balance sheets, average yield and the interest earned on earning assets, and the average rate paid and the interest expense on interest-bearing liabilities for the years ended December 31, 2010, 2009, and 2008.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/10		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$559,823	$ 34,382	6.14%
Securities:			
Taxable	251,824	4,252	1.69
Tax-exempt	31,650	1,773 (2)	5.60
Federal funds sold and securities purchased under agreement to resell	13,970	33	.24
Other earning assets	47,269	120	.25
Total earning assets	$904,536	$ 40,560	4.48
Other assets	37,045		
Total assets	$941,581		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$623,167	$ 8,647	1.39
Securities sold under agreement to repurchase	108,486	791	.73
Other short-term borrowings	9,674	182	1.88
Total interest-bearing liabilities	$741,327	$ 9,620	1.30
Noninterest-bearing deposits	106,854		
Other liabilities	5,618		
Stockholders' equity	87,782		
Total liabilities and stockholders' equity	$941,581		
Net interest income and yield as a percent of total earning assets	$904,536	$ 30,940	3.42%
Ratios:			
Return on average total assets			.11%
Return on average stockholders' equity			1.18
Cash dividends declared as a percent of net income			-
Average stockholders' equity as a percent of:			
Average total assets			9.32
Average total deposits			12.02
Average loans			15.68
Average earning assets as a percent of average total assets			96.07%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $518 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $25,704 as of December 31, 2010 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $603.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/09		
	Avg. Balance	**Interest Income/ Expense**	**Avg. Annual Yield or Rate**
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$593,370	$ 37,170	6.26%
Securities:			
Taxable	188,454	5,452	2.89
Tax-exempt	31,956	1,847 (2)	5.78
Federal funds sold and securities purchased under agreement to resell	13,162	32	.24
Other earning assets	32,353	74	.23
Total earning assets	$859,295	$ 44,575	5.19
Other assets	45,571		
Total assets	$904,866		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$579,927	$ 10,668	1.84
Securities sold under agreement to repurchase	101,461	1,121	1.10
Other short-term borrowings	23,242	340	1.46
Total interest-bearing liabilities	$704,630	$ 12,129	1.72
Noninterest-bearing deposits	105,182		
Other liabilities	9,283		
Stockholders' equity	85,771		
Total liabilities and stockholders' equity	$904,866		
Net interest income and yield as a percent of total earning assets	$859,295	$ 32,446	3.78%

Ratios:	
Return on average total assets	.56%
Return on average stockholders' equity	5.91
Cash dividends declared as a percent of net income	41.37
Average stockholders' equity as a percent of:	
Average total assets	9.48
Average total deposits	12.52
Average loans	14.45
Average earning assets as a percent of average total assets	94.96%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $514 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $12,678 as of December 31, 2009 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $628.

CNB Corporation and Subsidiary
Average Balances, Yields, and Rates
(Dollars in Thousands)

	Twelve Months Ended 12/31/08		
	Avg. Balance	Interest Income/ Expense	Avg. Annual Yield or Rate
Assets:			
Earning assets:			
Loans, net of unearned income (1)	$587,931	$ 40,431	6.88%
Securities:			
Taxable	173,483	8,027	4.63
Tax-exempt	27,146	1,636 (2)	6.03
Federal funds sold and securities purchased under agreement to resell	24,439	581	2.38
Total earning assets	$812,999	$ 50,675	6.23
Other assets	47,613		
Total assets	$860,612		
Liabilities and stockholders' equity			
Interest-bearing liabilities:			
Interest-bearing deposits	$586,569	$ 16,539	2.82
Securities sold under agreement to repurchase	58,843	1,420	2.41
Other short-term borrowings	8,289	262	3.16
Total interest-bearing liabilities	$653,701	$ 18,221	2.79
Noninterest-bearing deposits	115,724		
Other liabilities	7,049		
Stockholders' equity	84,138		
Total liabilities and stockholders' equity	$860,612		
Net interest income and yield as a percent of total earning assets	$812,999	$ 32,454	3.99%

Ratios:	
Return on average total assets	1.04%
Return on average stockholders' equity	10.65
Cash dividends declared as a percent of net income	48.62
Average stockholders' equity as a percent of:	
Average total assets	9.78
Average total deposits	11.98
Average loans	14.31
Average earning assets as a percent of average total assets	94.47%

(1) The Company had no out-of-period adjustments or foreign activities. Loan fees of $612 are included in interest income. Loans on a nonaccrual basis for the recognition of interest income totaling $2,990 as of December 31, 2008 are included in loans for purposes of this analysis.

(2) Tax-exempt income is presented on a tax-equivalent basis using a 34% tax rate. The amount shown includes a tax-equivalent adjustment of $556.

The table "Rate/Volume Variance Analysis" provides a summary of changes in net interest income resulting from changes in rate and changes in volume. The changes due to rate are the difference between the current and prior year's rates multiplied by the prior year's volume. The changes due to volume are the difference between the current and prior year's volume multiplied by rates earned or paid in the current year. Rate/Volume Variance has been allocated to change due to volume.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2010 and 2009
(Dollars in Thousands)

	Average Volume 2010	Average Volume 2009	Yield/Rate 2010	Yield/Rate 2009	Interest Earned/Paid 2010	Interest Earned/Paid 2009	Variance	Change Due to Rate	Change Due to Volume
Earning Assets:									
Loans, net of unearned income (1)	$559,823	$593,370	6.14%	6.26%	$34,382	$37,170	$ (2,788)	$ (728)	$(2,060)
Investment securities:									
Taxable	251,824	188,454	1.69%	2.89%	4,252	5,452	(1,200)	(2,270)	1,070
Tax-exempt (2)	31,650	31,956	5.60%	5.78%	1,773	1,847	(74)	(57)	(17)
Federal funds sold and securities purchased under agreement to resell	13,970	13,162	.24%	.24%	33	32	1	(1)	2
Other earning assets	47,269	32,353	.25%	.23%	120	74	46	8	38
Total earning assets	$904,536	$859,295	4.48%	5.19%	$40,560	$44,575	$ (4,015)	$ (3,048)	$ (967)
Interest-bearing liabilities:									
Interest-bearing deposits	$623,167	$579,927	1.39%	1.84%	$ 8,647	$10,668	$ (2,021)	$ (2,621)	$ 600
Securities sold under agreement to repurchase	108,486	101,461	.73%	1.10%	791	1,121	(330)	(381)	51
Other short-term borrowings	9,674	23,242	1.88%	1.46%	182	340	(158)	97	(255)
Total Interest-bearing liabilities	741,327	704,630	1.30%	1.72%	9,620	12,129	(2,509)	(2,905)	396
Interest-free funds supporting earning assets	163,209	154,665							
Total funds supporting earning assets	$904,536	$859,295	1.06%	1.41%	$ 9,620	$12,129	$ (2,509)	$ (2,905)	$ 396
Interest rate spread			3.18%	3.47%					
Impact of noninterest-bearing funds on net yield on earning assets			.24%	.31%					
Net yield on earning assets			3.42%	3.78%	$30,940	$ 32,446			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

CNB Corporation and Subsidiary
Rate/Volume Variance Analysis
For the Twelve Months Ended December 31, 2009 and 2008
(Dollars in Thousands)

	Average Volume 2009	Average Volume 2008	Yield/Rate 2009	Yield/Rate 2008	Interest Earned/Paid 2009	Interest Earned/Paid 2008	Variance	Change Due to Rate	Change Due to Volume
Earning assets:									
Loans, net of unearned income (1)	$593,370	$587,931	6.26%	6.88%	$37,170	$40,431	$ (3,261)	$ (3,602)	$ 341
Investment securities:									
Taxable	188,454	173,483	2.89%	4.63%	5,452	8,027	(2,575)	(3,008)	433
Tax-exempt (2)	31,956	27,146	5.78%	6.03%	1,847	1,636	211	(67)	278
Federal funds sold and securities purchased under agreement to resell	13,162	24,439	.24%	2.38%	32	581	(549)	(522)	(27)
Other earning assets	32,353	0	.23%	0.00%	74	0	74	0	74
Total earning assets	$859,295	$812,999	5.19%	6.23%	$44,575	$50,675	$ (6,100)	$ (7,199)	$ 1,099
Interest-bearing liabilities:									
Interest-bearing deposits	$579,927	$586,569	1.84%	2.82%	$10,668	$16,539	$ (5,871)	$ (5,749)	$ (122)
Securities sold under agreement to repurchase	101,461	58,843	1.10%	2.41%	1,121	1,420	(299)	(770)	471
Other short-term borrowings	23,242	8,289	1.46%	3.16%	340	262	78	(141)	219
Total Interest-bearing liabilities	704,630	653,701	1.72%	2.79%	12,129	18,221	(6,092)	(6,660)	568
Interest-free funds supporting Earning assets	154,665	159,298							
Total funds supporting earning assets	$859,295	$812,999	1.41%	2.24%	$12,129	$18,221	$ (6,092)	$ (6,660)	$ 568
Interest rate spread			3.47%	3.44%					
Impact of noninterest-bearing funds on net yield on earning assets			.31%	.55%					
Net yield on earning assets			3.78%	3.99%	$32,446	$ 32,454			

(1) Includes non-accruing loans which do not have a material effect on the Net Yield on Earning Assets.
(2) Tax-equivalent adjustment based on a 34% tax rate.

INVESTMENT SECURITIES

The goal of the investment policy of the Bank is to provide for management of the investment securities portfolio in a manner designed to maximize portfolio yield over the long term consistent with liquidity needs, pledging requirements, asset/liability strategies, and safety/soundness concerns. Specific investment objectives include the desire to: provide adequate liquidity for loan demand, deposit fluctuations, and other changes in balance sheet mix; manage interest rate risk; maximize the institution's overall return; provide availability of collateral for pledging; and manage asset-quality diversification of the bank's assets. At December 31, 2010 and 2009, investment securities represented 32.4% and 24.9% of total assets, respectively. Total loans increased moderately during 2008, which was attributable to an increase in loans secured by real estate and some growth in consumer loans. Loans declined in 2009 due to weakened loan demand as a result of the recessionary economy during the first three quarters of the year and continued pressure on local real estate markets. The declining trend in loan volume continued throughout 2010. At December 31, 2010, 2009, and 2008, the Loans/Total Assets ratios were 59.0%, 63.0%, and 68.4%, respectively. Investment securities have correspondingly risen as a percentage of total assets.

Investment securities with a par value of $204,917,000, $207,233,000, and $174,673,000 at December 31, 2010, 2009, 2008, respectively, were pledged to secure public deposits and for other purposes as required by law.

The following summaries reflect the book value, unrealized gains and losses, approximate market value, weighted-average tax-equivalent yields, and maturities on investment securities at December 31, 2010, 2009, 2008.

	December 31, 2010 (Dollars in Thousands)				
	Book	Unrealized Holding		Fair	
	Value	Gains	Losses	Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
One to five years	$ 186,938	$ 349	$ 652	$ 186,635	1.13%
Six to ten years	58,047	137	322	57,862	1.87%
	244,985	486	974	244,497	1.30%
Mortgage backed securities					
Six to ten years	2,112	90	-	2,202	4.01%
Over ten years	8,090	102	86	8,106	3.31%
	10,202	192	86	10,308	3.46%
State, county and municipal					
Within one year	950	4	-	954	6.26%
One to five years	1,395	40	-	1,435	6.28%
Six to ten years	12,531	332	82	12,781	5.41%
Over ten years	4,442	5	142	4,305	4.93%
	19,318	381	224	19,475	5.41%
Other investments					
CRA Qualified Investment Fund	1,065	-	-	1,065	-%
Other	36	-	-	36	-%
	1,101	-	-	1,101	-%
Total available for sale	$ 275,606	$ 1,059	$ 1,284	$ 275,381	1.67%
HELD TO MATURITY					
Government sponsored enterprises					
One to five years	10,000	25	4	10,021	1.33%
	10,000	25	4	10,021	1.33%
State, county and municipal					
One to five years	$ 1,103	$ 46	$ -	$ 1,149	4.74%
Six to ten years	5,847	149	14	5,982	5.60%
Over ten years	3,728	-	96	3,632	4.85%
	10,678	195	110	10,763	5.25%
Total held to maturity	$ 20,678	$ 220	$ 114	$ 20,784	3.34%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2010, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2009 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
One to five years	$135,494	$ 945	$ 11	$136,428	2.18%
Six to ten years	42,907	116	144	42,879	2.61%
	178,401	1,061	155	179,307	2.28%
Mortgage backed securities					
Six to ten years	2,240	63	1	2,302	3.87%
Over ten years	6,975	165	-	7,140	3.94%
	9,215	228	1	9,442	3.92%
State, county and municipal					
Within one year	1,381	13	-	1,394	7.04%
One to five years	2,543	93	-	2,636	6.64%
Six to ten years	16,563	442	68	16,937	5.61%
Over ten years	4,010	62	-	4,072	5.39%
	24,497	610	68	25,039	5.77%
Other investments					
CRA Qualified Investment Fund	780	-	-	780	-%
MasterCard International stock	11	-	-	11	-%
Other	36	-	-	36	-%
	827	-	-	827	-%
Total available for sale	$212,940	$ 1,899	$ 224	$214,615	2.76%
HELD TO MATURITY					
Government sponsored enterprises					
One to five years	6,003	-	17	5,986	1.29%
	6,003	-	17	5,986	1.29%
State, county and municipal					
Within one year	$ 645	$ 5	$ -	$ 650	6.98%
One to five years	826	26	-	852	4.41%
Six to ten years	6,232	161	28	6,365	5.80%
Over ten years	1,243	69	-	1,312	6.44%
	8,946	261	28	9,179	5.85%
Total held to maturity	$ 14,949	$ 261	$ 45	$ 15,165	4.01%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2009, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

	December 31, 2008 (Dollars in Thousands)				
	Book Value	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value	Yield(1)
AVAILABLE FOR SALE					
Government sponsored enterprises					
Within one year	$ 3,725	$ 41	$ -	$ 3,766	4.56%
One to five years	151,174	2,030	-	153,204	3.66%
Six to ten years	14,522	583	-	15,105	4.84%
	169,421	2,654	-	172,075	3.78%
Mortgage backed securities					
Six to ten years	507	18	-	525	4.91%
Over ten years	3,021	63	-	3,084	4.65%
	3,528	81	-	3,609	4.66%
State, county and municipal					
Within one year	1,370	15	-	1,385	7.11%
One to five years	4,243	133	-	4,376	7.03%
Six to ten years	11,271	16	362	10,925	5.57%
Over ten years	1,115	-	39	1,076	5.91%
	17,999	164	401	17,762	6.05%
Other investments					
CRA Qualified Investment Fund	721	-	-	721	-%
MasterCard International stock	11	-	-	11	-%
Other	36	-	-	36	-%
	768	-	-	768	-%
Total available for sale	$191,716	$ 2,899	$ 401	$194,214	4.01%
HELD TO MATURITY					
State, county and municipal					
Within one year	$ 795	$ 11	$ -	$ 806	6.71%
One to five years	1,481	9	8	1,482	5.40%
Six to ten years	4,589	12	70	4,531	5.51%
Over ten years	2,893	-	142	2,751	5.75%
Total held to maturity	$ 9,758	$ 32	$ 220	$ 9,570	5.66%

(1) Tax equivalent adjustment on tax exempt obligations based on a 34% tax rate.

As of the year ended December 31, 2008, the Bank did not hold any securities of an issuer that exceeded 10% of stockholders' equity.

LOAN PORTFOLIO

LENDING ACTIVITIES

The Company engages, through the Bank, in a full complement of lending activities, including commercial, consumer, installment and real estate loans.

Real Estate Loans

Loans secured by first or second mortgages on residential and commercial real estate are one of the primary components of the Bank's loan portfolio. These loans will generally consist of commercial real estate loans, construction and development loans and residential real estate loans (including home equity and second mortgage loans). Interest rates are generally fixed but adjustable rates are also utilized for some commercial purpose loans. The Bank seeks to manage credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings. In addition, the Bank typically requires personal guarantees of the principal owners of the property. The Bank may also originate mortgage loans funded and owned by investors in the secondary market, earning a fee, but avoiding the interest rate risk of holding long-term, fixed-rate loans. The principal economic risk associated with all loans, including real estate loans, is the creditworthiness of the Bank's borrowers. The ability of a borrower to repay a real estate loan will depend upon a number of economic factors, including employment levels and fluctuations in the value of real estate. In the case of a real estate construction loan, there is generally no income from the underlying property during the construction period, borrowings may exceed the current value of the improvements to the property, and the developer's personal obligations under the loan may be limited. Each of these factors increases the risk of nonpayment by the borrower. In the case of a real estate purchase loan and other first mortgage real estate loans structured with a balloon payment, the borrower may be unable to repay the loan at the end of the loan term and may thus be forced to refinance the loan at a higher interest rate, or, in certain cases, the borrower may default as a result of an inability to refinance the loan. In either case, the risk of nonpayment by the borrower is increased. The Bank will also face additional credit risks to the extent that it engages in making adjustable rate mortgage loans ("ARMs"). In the case of an ARM, as interest rates increase, the borrower's required payments increase periodically, thus increasing the potential for default (see "Adjustable Rate Mortgage Loans" below). The marketability of all real estate loans, including ARMs, is also generally affected by the prevailing level of interest rates. Bank management monitors loans with loan-to-value ratios in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities. Aggregate levels of both commercial and residential real estate loans with loan-to-value ratios above regulatory guidelines at the time the loans were made are reported to the Bank's Board of Directors on a quarterly basis in total dollars and as a percent of capital. Additionally, loans in excess of $500,000 with a loan-to-value ratio exception are simultaneously reported on an individual basis. The total of loans with loan-to-value ratio exceptions are maintained within regulatory limitations. The total amount of loans with loan-to-value ratios in excess of regulatory guidelines at the time the loans were made totaled $46,075,000 and $64,552,000 or 8.6% and 11.1% of total loans at fiscal year-ends December 31, 2010 and 2009, respectively.

Commercial Loans

The Bank makes loans for commercial purposes in various lines of business. The commercial loans will include both secured and unsecured loans for working capital (including inventory and receivables), loans for business expansion (including acquisition of real estate and improvements), and loans for purchases of equipment. When taken, security usually consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and debt service capacity can deteriorate because of downturns in national and local economic conditions. Management generally seeks to control risks by conducting more in-depth and ongoing financial analysis of a borrower's cash flows and other financial information.

LENDING ACTIVITIES (Continued)

Consumer Loans

The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit and unsecured revolving lines of credit such as credit cards. The secured installment and term loans to consumers will generally consist of loans to purchase automobiles, boats, recreational vehicles, mobile homes and household furnishings, with the collateral for each loan being the purchased property. The underwriting criteria for home equity loans will generally be the same as applied by the Bank when making a first mortgage loan, as described above, but more restrictive for home equity lines of credit. Consumer loans generally involve more credit risks than other loans because of the type and nature of the underlying collateral or because of the absence of any collateral. Consumer loan repayments are dependent on the borrower's continuing financial stability and are likely to be adversely affected by job loss, divorce and illness. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the case of default. In most cases, any repossessed collateral will not provide an adequate source of repayment of the outstanding loan balance. Although the underwriting process for consumer loans includes a comparison of the value of the security, if any, to the proposed loan amount, the Bank cannot predict the extent to which the borrower's ability to pay, and the value of the security, will be affected by prevailing economic and other conditions.

Adjustable Rate Mortgage Loans

The Bank offers adjustable rate mortgages (ARMs) (as defined by regulatory authorities) for consumer purpose real estate loans only in the form of revolving equity lines of credit. ARMs are more typically offered as an alternative structuring on commercial purpose real estate loans and other commercial purpose loans. Variable rate loans, the majority of which are real estate secured, totaled $78,879,000 and $90,829,000 or 14.8% and 15.7% of total loans at fiscal year-ends December 31, 2010 and 2009, respectively. (The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.)

Loan Approval and Review

The Bank's loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or by the Credit Committee as established by the Board of Directors. The Loan Committee of the Board of Directors recommends to the Board of Directors the lending limits for the Bank's loan officers. The Bank has an in-house lending limit to a single borrower, group of borrowers, or related entities, of the lesser of $10,000,000 or 15% of capital. An unsecured limit (aggregate) for the Bank is set at 75% of total capital.

CATEGORIES OF LOANS

The following is a summary of loans, in thousands of dollars, at December 31, 2010, 2009, 2008, 2007, 2006 by major category:

	2010	2009	2008	2007	2006
Real estate loans - mortgage	$362,998	$375,741	$366,948	$350,138	$361,707
- construction	63,080	81,311	92,010	83,398	74,564
Commercial and industrial loans	61,127	74,565	89,348	88,106	83,375
Loans to individuals for household family and other consumer expenditures	43,350	44,865	46,278	47,731	44,124
Agriculture	3,282	2,930	3,119	3,264	3,097
All other loans, including Overdrafts and deferred loan costs	349	384	578	1,114	458
Gross loans	534,186	579,796	598,281	573,751	567,325
Less allowance for loan losses	(11,627)	(9,142)	(7,091)	(6,507)	(6,476)
Net loans	$522,559	$570,654	$591,190	$567,244	$560,849

MATURITIES AND SENSITIVITY OF LOANS TO CHANGES IN INTEREST RATES (Thousands of Dollars)

For the year ended December 31, 2010, the Company's loan portfolio contained approximately $455,307 in fixed rate loans and approximately $78,879 in variable rate loans. The following schedule summarizes the Company's commercial, financial and agricultural, real estate – construction, and all other loans by maturity and sensitivity to changes in interest rates for December 31, 2010.

For the Year Ended December 31, 2010

	Loans Maturing in One Year or Less	Loans Maturing after One through Five Years	Loans Maturing after Five Years	Total
Total loans by category				
Commercial, financial and agriculture	$ 31,465	$ 30,999	$ 1,945	$ 64,409
Real-estate construction	37,290	25,356	434	63,080
All other loans	111,606	233,559	61,532	406,697
Total	180,361	289,914	63,911	534,186
Fixed rate loans by category				
Commercial, financial and agriculture	$ 23,103	$ 25,168	$ 454	$ 48,725
Real-estate construction	23,375	22,037	434	45,846
All other loans	92,166	216,334	52,236	360,736
Total	138,644	263,539	53,124	455,307
Variable rate loans by category				
Commercial, financial and agriculture	$ 8,362	$ 5,831	$ 1,491	$ 15,684
Real-estate construction	13,915	3,319	-	17,234
All other loans	19,440	17,225	9,296	45,961
Total	41,717	26,375	10,787	78,879

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

The following schedule summarizes the amount of nonaccrual, past due, and restructured loans, in thousands of dollars, for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006:

	2010	2009	2008	2007	2006
Nonaccrual loans	$ 25,704	$ 12,678	$ 2,990	$ 861	$ 897
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	$ 1,042	$ 961	$ 607	$ 147	$ 232
Restructured troubled debt	$ 20	$ 22	$ 24	$ 25	$ -

Accruing loans which are contractually past due 90 days or more are graded substandard within the Bank's internal loan grading system and come under heightened scrutiny. Typically, a loan will not remain in the 90 days past due category, but will either show improvement or be moved to nonaccrual loans. Loans are placed in a nonaccrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest. At December 31, 2010, the Company had $25,704 of nonaccrual loans consisting of 110 loans averaging $234. Nonaccrual loans are written down to the fair value of the underlying collateral at the time of transfer to nonaccrual, or as soon as reasonably possible, based on a current appraisal. At December 31, 2010, the Company had $1,042 of accruing loans which were contractually past due 90 days or more consisting of 60 consumer purpose loans averaging $17. At December 31, 2010, the Company had $20 of restructured troubled debt consisting of 1 consumer loan.

NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS (Continued)

Information relating to interest income on nonaccrual and renegotiated loans outstanding, in thousands of dollars, for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 is as follows:

	2010	2009	2008	2007	2006
Interest included in income during the year	$ 408	$ 318	$ 103	$ 33	$ 27
Interest which would have been included at the original contract rates (includes amount included in income)	$ 1,847	$ 953	$ 288	$ 94	$ 65

POTENTIAL PROBLEM LOANS

In addition to those loans disclosed under "Nonaccrual, Past Due, and Restructured Loans," there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and nonaccrual loans are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet placed in nonaccrual status and not yet written down to fair value in management's determination of the allowance for loan losses.

As of December 31, 2010, all loans which management had identified as impaired totaled $3,370, excluding $25,704 of nonaccrual loans outlined in the preceding schedule.

FOREIGN OUTSTANDINGS

As of the year ended December 31, 2010, the Company had no foreign loans outstanding.

LOAN CONCENTRATIONS

As of the year ended December 31, 2010, the Company did not have any concentration of loans to multiple borrowers engaged in similar activities that would cause them to be similarly affected by economic or other conditions exceeding 10% of total loans which are not otherwise disclosed as a category of loans in the tables above. However, because the Company is engaged in the business of community banking, most of its loans are geographically concentrated to borrowers in the Horry County and Waccamaw Neck areas of South Carolina.

SUMMARY OF LOAN LOSS EXPERIENCE

ALLOWANCE FOR LOAN LOSSES

The table on the following page summarizes loan balances as of the end of each period indicated, averages for each period, changes in the allowance for loan losses arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on specific loans are charged against the allowance in the period in which management determines that such loans become uncollectible. Recoveries of previously charged-off loans are credited to the allowance.

The allowance for loan losses is maintained at an amount based on considerations of classified and internally-identified problem loans, the current trend in delinquencies, the volume of past-due loans, historical loss experience, current economic conditions, over-margined real estate loans, if any, the effects of changes in risk selection or underwriting practices, the experience, ability and depth of lending management and staff, industry conditions, the effect of changes in concentrations of credit, and loan administration risks. In addition, the Asset/Liability Management Committee and the Credit Committee review the adequacy of the allowance quarterly and make recommendations regarding the appropriate degree of consideration to be given the various factors utilized in determining the allowance and to make recommendations as to the appropriate amount of the allowance.

ALLOWANCE FOR LOAN LOSSES (Continued)

	Years Ended December 31, (Thousands of Dollars)				
Loans:	**2010**	**2009**	**2008**	**2007**	**2006**
Average loans outstanding for the period	$559,823	$593,370	$587,931	$563,864	$545,451
Allowance for loan losses:					
Balance at the beginning of period	$ 9,142	$ 7,091	$ 6,507	$ 6,476	$ 5,918
Charge-offs:					
Commercial, financial, and agricultural	$ 3,273	$ 2,251	$ 896	$ 732	$ 188
Real estate - construction and mortgage	7,444	4,383	750	127	44
Loans to individuals	899	1,141	836	587	677
Total charge-offs	$ 11,616	$ 7,775	$ 2,482	$ 1,446	$ 909
Recoveries:					
Commercial, financial, and agricultural	$ 259	$ 593	$ 278	$ 96	$ 201
Real estate - construction and mortgage	73	16	44	25	154
Loans to individuals	372	469	211	211	304
Total recoveries	$ 704	$ 1,078	$ 533	$ 332	$ 659
Net charge-offs	$ 10,912	$ 6,697	$ 1,949	$ 1,114	$ 250
Additions charged to operations	$ 13,397	$ 8,748	$ 2,533	$ 1,145	$ 808
Balance at end of period	$ 11,627	$ 9,142	$ 7,091	$ 6,507	$ 6,476
Net charge-offs as a percentage of average loans outstanding	1.95%	1.13%	.33%	.20%	.05%

The Bank's real estate loan portfolio and consequently the allowance for loan losses has been significantly impacted by deterioration of local real estate markets in terms of both real estate market activity and real estate values during the most recent recession, 2007 through 2009, and although local real estate markets have begun to recover, management expects that full recovery of this economic sector will not be evident before 2012 or later. Management has sought to maintain the allowance for loan losses at a level commensurate with the level of risk identified in the loan portfolio and has continuously monitored the methodologies employed in determining the allowance for loan losses. Management believes it has reduced all real estate exposures to levels below acceptable thresholds established by regulatory authorities. As a result of these actions and growth in past due, nonaccrual, and impaired loans (outlined in the "Nonaccrual, Past Due, and Restructured Loans" and "Potential Problem Loans" above), provisions for loan losses and the allowance for loan losses have exceeded historical norms since the onset of the recession in 2007.

The Board of Directors maintains an independent Loan Review function which has established controls and procedures to monitor loan portfolio risk on an on-going basis. Credit reviews on all major relationships are conducted on a continuing basis as is the monitoring of past-due trends and classified assets. The function utilizes various methodologies in its assessment of the adequacy of the Allowance for Loan Losses. Three primary measurements are reported to the Board of Directors on a quarterly basis: the Graded Loan Method based on a bank-wide risk grading model, the Migration Analysis Method which tracks risk patterns on charged-off loans for the previous 10 years, and the Percentage of Net Loans Method. The graded loans and migration methodologies are calculated based on gross charge offs. Additionally, the function annually reviews the economic assessment conducted by Loan Administration, addresses portfolio risk by industry concentration, reviews loan policy changes and marketing strategies for any effect on portfolio risk, and conducts tests addressing portfolio performance by type of portfolio, collateral type, and loan officer performance.

Management utilizes the best information available to establish the allowance for loan losses. However, future adjustments to the allowance or to the reserve adequacy methodology may be necessary if economic conditions differ substantially, the required methodology is altered by regulatory authorities governing the Company or the Bank, or alternative accounting methodologies are promulgated by the Public Company Accounting Oversight Board. During 2010, one primary change to the methodology of determining the allowance for loan losses was implemented. This change was to provide a provision for selling cost based on the underlying collateral of nonaccrual loans at the time a loan is placed in a nonaccrual status and when management has determined that liquidation of the collateral is imminent.

ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents an estimated allocation of the allowance for loan losses at December 31, 2010, 2009, 2008, 2007, and 2006. This table is presented based on the regulatory reporting classifications of the loans. This allocation of the allowance for loan losses is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount of the allowance is available to absorb losses occurring in any category of loans and leases.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	2010		2009		2008		2007		2006	
	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category	Amount	% Loans in each category
Balance applicable to:										
Commercial industrial, agriculture	$ 3,507	12.1%	$3,509	13.4%	$2,411	15.5%	$2,212	17.3%	$2,202	16.0%
Real estate - construction and mortgage	6,419	79.7%	4,342	78.8%	3,616	76.7%	3,319	74.0%	3,303	75.5%
Loans to individuals	1,400	8.1%	1,205	7.7%	985	7.7%	864	7.7%	759	7.4%
Other loans	191	.1%	71	.1%	79	.1%	72	1.0%	73	1.1%
Unallocated	110	-	15	-	-	-	40	-	139	-
Total	$11,627	100%	$9,142	100%	$7,091	100%	$6,507	100%	$6,476	100%

DEPOSITS

AVERAGE DEPOSITS BY CLASSIFICATION

The following table sets forth the classification of average deposits for the indicated period, in thousands of dollars:

	Years Ended December 31,		
	2010	2009	2008
Noninterest-bearing demand deposits	$106,854	$105,182	$115,724
Interest-bearing demand deposits	93,260	89,172	87,711
Money market deposits	84,919	75,979	81,783
Savings deposits	56,605	51,743	47,596
Health savings deposits	1,028	896	818
Time deposits	335,296	314,367	328,629
Individual retirement accounts	52,059	47,770	40,032
Total deposits	$730,021	$685,109	$702,293

AVERAGE RATES PAID ON DEPOSITS

The following table sets forth average rates paid on categories of interest-bearing deposits for the periods indicated:

	Years Ended December 31,		
	2010	2009	2008
Interest-bearing demand deposits	.12%	.14%	.34%
Money market deposits	.75%	1.03%	1.53%
Savings deposits	.66%	.81%	1.29%
Health savings deposits	1.32%	1.85%	3.06%
Time deposits	1.88%	2.48%	3.85%
Individual retirement account deposits	2.33%	3.23%	4.20%

MATURITIES OF TIME DEPOSITS

The following table sets forth the maturity of time deposits in thousands of dollars, at December 31, 2010:

	Time Deposits of $100,000 or more	Time Deposits of Less Than $100,000	Total Time Deposits
Maturity within 3 months or less	$ 82,437	$ 41,520	$123,957
Over 3 through 6 months	38,575	41,165	79,740
Over 6 through 12 months	59,864	57,539	117,403
Over 12 months	35,059	19,277	54,336
Total	$215,935	$159,501	$375,436

RETURN ON EQUITY AND ASSETS

The following table presents certain ratios relating to the Company's equity and assets:

	Years Ended December 31,		
	2010	2009	2008
Return on average total assets(1)	.11%	.56%	1.04%
Return on average stockholders' equity(2)	1.18%	5.91%	10.65%
Cash dividend payout ratio(3)	-%	41.25%	49.07%
Average equity to average assets ratio (4)	9.32%	9.48%	9.78%

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends per share divided by net income per share
(4) Average equity divided by average total assets.

SHORT-TERM BORROWINGS

Securities sold under repurchase agreements are short-term borrowings which generally mature within 180 days from the dates of issuance. No other category of short-term borrowings had an average balance outstanding during the reported period which represented 30 percent or more of stockholders' equity at the end of the period.

The following is a summary of securities sold under repurchase agreements outstanding at December 31 of each reported period, in thousands of dollars:

	December 31,		
	2010	2009	2008
Securities sold under agreement to repurchase	$99,153	$104,654	$67,415

The following information relates to outstanding securities sold under repurchase agreements during 2010, 2009, and 2008, in thousands of dollars:

	Maximum Amount Outstanding at Any Month End			Weighted Average Interest Rate at December 31,		
	2010	2009	2008	2010	2009	2008
Securities sold under agreement to repurchase	$113,463	$114,267	$67,415	.46%	.94%	1.86%

	Years ended December 31,		
	2010	2009	2008
Securities sold under agreement to repurchase - average daily amount outstanding during the year	$108,392	$101,286	$58,843
Weighted average interest rate paid	.73%	1.11%	2.41%

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CNB Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with appropriate management authorization and accounting records are reliable for the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of CNB Corporation's internal control over financial reporting as of December 31, 2010. In making our assessment, management has utilized the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission "Internal Control-Integrated Framework." Based on our assessment, management has concluded that, as of December 31, 2010, internal control over financial reporting was effective.

Elliott Davis, LLC, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this report, has issued an attestation report on the Company's internal control over financial reporting, and a copy of Elliott Davis, LLC's report is included with this report.

Date: March 16, 2011



W. Jennings Duncan
President and Chief Executive Officer



L. Ford Sanders, II
Executive Vice President, Treasurer and
Chief Financial Officer

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Corporation and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2011 expressed an unqualified opinion on the effectiveness of CNB Corporation and subsidiary's internal control over financial reporting.

Elliott Davis LLC

Columbia, South Carolina
March 16, 2011



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CNB Corporation
Conway, South Carolina

We have audited CNB Corporation and subsidiary's internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CNB Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CNB Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CNB Corporation and subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 6, 2011 expressed an unqualified opinion thereon.



Columbia, South Carolina
March 16, 2011

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(amounts, except share data, in thousands)

ASSETS	December 31, 2010	2009
CASH AND CASH EQUIVALENTS		
Cash and due from banks	$ 20,699	$ 25,879
Due from Federal Reserve Bank, balance in excess of requirement	11,818	36,765
Federal funds sold	14,000	14,000
Total cash and cash equivalents	$ 46,517	$ 76,644
INVESTMENT SECURITIES AVAILABLE FOR SALE	275,381	214,615
INVESTMENT SECURITIES HELD TO MATURITY	20,678	14,949
(Fair value $20,784 in 2010 and $15,165 in 2009)		
OTHER INVESTMENTS, AT COST	2,729	3,041
LOANS	534,186	579,796
Less allowance for loan losses	11,627	9,142
Net loans	522,559	570,654
PREMISES AND EQUIPMENT	22,088	23,251
OTHER REAL ESTATE OWNED	5,476	1,622
ACCRUED INTEREST RECEIVABLE	4,650	5,498
OTHER ASSETS	11,193	10,367
	$ 911,271	$ 920,641
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 108,031	$ 96,834
Interest-bearing	610,109	608,436
Total deposits	718,140	705,270
Securities sold under repurchase agreements	99,153	104,654
United States Treasury demand notes	2,324	650
Federal Home Loan Bank advances	-	15,000
Dividends payable	-	2,096
Other liabilities	5,321	5,542
Total liabilities	824,938	833,212
COMMITMENTS AND CONTINGENT LIABILITIES - Notes 11 and 12		
STOCKHOLDERS' EQUITY		
Common stock - $5 par value; authorized 3,000,000 shares; outstanding 1,664,622 and 1,677,233 shares in 2010 and 2009, respectively	8,323	8,386
Capital in excess of par value of stock	50,486	51,418
Retained earnings	27,660	26,620
Accumulated other comprehensive income/(loss)	(136)	1,005
Total stockholders' equity	86,333	87,429
	$ 911,271	$ 920,641

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(amounts, except per share data, in thousands)

	For the years ended December 31,		
	2010	2009	2008
INTEREST INCOME			
Loans and fees on loans	$ 34,382	$ 37,170	$ 40,431
Investment securities			
Taxable	4,235	5,432	7,939
Nontaxable	1,170	1,219	1,080
Total interest on investment securities	5,405	6,651	9,019
Non-marketable equity securities			
Federal Reserve Bank dividend income	7	11	3
Federal Home Loan Bank dividend income	10	9	85
Total income on non-marketable equity securities	17	20	88
Federal funds sold	33	32	576
Federal Reserve Bank balances in excess of requirement	120	74	5
Total interest income	39,957	43,947	50,119
INTEREST EXPENSE			
Deposits	8,647	10,668	16,539
Securities sold under repurchase agreements	791	1,121	1,420
United States Treasury demand notes	-	-	22
Federal Home Loan Bank advances	182	332	205
Other short term borrowings	-	8	35
Total interest expense	9,620	12,129	18,221
Net interest income	30,337	31,818	31,898
PROVISION FOR LOAN LOSSES	13,397	8,748	2,533
Net interest income after provision for loan losses	16,940	23,070	29,365
NONINTEREST INCOME			
Service charges on deposit accounts	3,541	3,530	3,810
Other service and exchange charges	2,942	3,073	3,372
Gain on sale of investment securities available for sale	993	1,576	-
Gain on sale of investment securities held to maturity	73	-	-
Total noninterest income	7,549	8,179	7,182
NONINTEREST EXPENSES			
Salaries and wages	10,522	11,027	11,337
Pensions and other employee benefits	2,793	2,978	3,528
Occupancy	1,055	1,069	1,021
Furniture and equipment	2,285	2,244	2,026
Examination and professional fees	994	778	655
Office supplies	401	467	460
Credit card operations	833	793	824
FDIC deposit insurance assessments	1,176	1,648	239
Net cost of operation of other real estate owned	454	149	37
Other operating expenses	2,892	2,916	2,975
Total noninterest expenses	23,405	24,069	23,102
Income before provision for income taxes	1,084	7,180	13,445
PROVISION FOR INCOME TAXES	44	2,113	4,488
Net income	$ 1,040	$ 5,067	$ 8,957
NET INCOME PER SHARE*	$ .62	$ 3.03	$ 5.36

*2008 net income per share adjusted for the effect of a two-for-one stock split issued during 2009.

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2010, 2009, and 2008
(amounts, except share data, in thousands)

	Common stock		Capital in excess of par value of stock	Retained earnings	Accumulated other comprehensive income/(loss)	Total stockholders' equity
	Shares	Amount				
BALANCE, DECEMBER 31, 2007	852,106	$8,521	$ 53,519	$19,047	1,025	$ 82,112
Net income	-	-	-	8,957	-	8,957
Cash dividend declared, $5.25 per share	-	-	-	(4,355)	-	(4,355)
Common shares repurchased, at an average per share price of $161.98, prior to the two-for-one stock split declared in October 2009.	(22,929)	(229)	(3,485)	-	-	(3,714)
Common shares sold, at an average per share price of $159.70, prior to the two-for-one stock split declared in October 2009.	341	3	51	-	-	54
Net change in unrealized holding gain, net of income taxes of $315	-	-	-	-	473	473
BALANCE, DECEMBER 31, 2008	829,518	8,295	50,085	23,649	1,498	83,527
Net income	-	-	-	5,067	-	5,067
Cash dividend declared, $1.25 per share	-	-	-	(2,096)	-	(2,096)
Two-for-one stock split	838,741	-	-	-	-	-
Common shares repurchased, at an average per share price of $157.57, prior to the two-for-one stock split declared in October 2009.	(10,080)	(99)	(1,489)	-	-	(1,588)
Common shares sold, at an average per share price of $158.07, prior to the two-for-one stock split declared in October 2009.	19,054	190	2,822	-	-	3,012
Net change in unrealized holding gain, net of income tax benefit of $328	-	-	-	-	(493)	(493)
BALANCE, DECEMBER 31, 2009	1,677,233	8,386	51,418	26,620	1,005	87,429
Net income	-	-	-	1,040	-	1,040
Common shares repurchased, at an average per share price of $78.92	(12,865)	(64)	(951)	-	-	(1,015)
Common shares sold, at an average per share price of $79.50	254	1	19	-	-	20
Net change in unrealized holding gain, net of income tax benefit of $760	-	-	-	-	(1,141)	(1,141)
BALANCE, DECEMBER 31, 2010	1,664,622	$8,323	$50,486	$27,660	$ (136)	$86,333

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(amounts in thousands)

	For the years ended December 31,		
	2010	**2009**	**2008**
NET INCOME	$ 1,040	$ 5,067	$ 8,957
OTHER COMPREHENSIVE INCOME, NET OF TAX			
Unrealized holding gains/(losses) on investment securities available for sale	(469)	500	473
Reclassification adjustments for gains included in net income	(672)	(993)	-
COMPREHENSIVE INCOME/(LOSS)	**$ (101)**	**$ 4,574**	**$ 9,426**

The accompanying notes are an integral part of these consolidated financial statements.

CNB CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the years ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income	$ 1,040	$ 5,067	$ 8,957
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	1,493	1,538	1,330
Provision for loan losses	13,397	8,748	2,533
Provision/(benefit) for deferred income taxes	(913)	(880)	191
Discount accretion and premium amortization on investment securities	1,873	1,001	(820)
Gain on sale of investment securities held to maturity	(73)	-	-
Gain on sale of investment securities available for sale	(993)	(1,576)	-
(Gain)/Loss on sale of foreclosed assets	33	39	(6)
Writedown on foreclosed assets	279	137	-
Changes in assets and liabilities:			
Decrease in accrued interest receivable	848	1,502	396
(Increase)/decrease in other assets	848	(4,020)	(757)
Decrease in other liabilities	(222)	(775)	(2,132)
Net cash provided by operating activities	17,610	10,781	9,692
INVESTING ACTIVITIES			
Proceeds from sales of investment securities held to maturity	2,322	-	-
Proceeds from sales of investment securities available for sale	21,733	55,192	-
Proceeds from maturities and calls of investment securities held to maturity	25,656	795	250
Proceeds from maturities and calls of investment securities available for sale	178,243	144,732	154,017
Purchases of investment securities held to maturity	(33,663)	(6,003)	(2,312)
Purchases of investment securities available for sale	(263,494)	(220,555)	(140,438)
Proceeds from sales of foreclosed assets	3,197	1,501	103
Net (increase)/decrease in loans	27,335	9,128	(27,151)
(Purchase)/sale of equity securities	312	(17)	(727)
Net premises and equipment expenditures	(330)	(1,386)	(1,805)
Net cash used for investing activities	(38,689)	(16,613)	(18,063)
FINANCING ACTIVITIES			
Dividends paid	(2,096)	(4,355)	(4,475)
Net increase/(decrease) in deposits	12,870	26,051	(13,070)
Net increase/(decrease) in securities sold under repurchase agreements	(5,501)	37,239	6,479
Net increase/(decrease) in United States Treasury demand notes	1,674	(2,022)	295
Net increase/(decrease) in Federal Home Loan Bank advances	(15,000)	(15,000)	15,000
Net increase/(decrease) in other short-term borrowings	-	(1,120)	1,120
Common shares purchased	(1,015)	(1,588)	(3,714)
Common shares sold	20	3,012	54
Net cash (used)/provided by financing activities	(9,048)	42,217	1,689
Net increase/(decrease) in cash and cash equivalents	(30,127)	36,385	(6,682)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	76,644	40,259	46,941
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,517	$ 76,644	$ 40,259
CASH PAID FOR			
Interest	$ 9,756	$ 13,009	$ 20,352
Income taxes	$ 882	$ 3,221	$ 4,459
SUPPLEMENTAL DISCLOSURE FOR NON-CASH INVESTING AND FINANCING ACTIVITIES			
Change in unrealized gain/(loss) on securities available for sale	$ (1,901)	$ (822)	$ 789
Real estate acquired through foreclosure	$ 7,363	$ 2,660	$ 672
Change in dividends payable	$ (2,096)	$(2,259)	$ 119

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of ***CNB Corporation*** (the "Company") and its wholly-owned subsidiary, The Conway National Bank (the "Bank"). The Company operates as one business segment. All significant intercompany balances and transactions have been eliminated. The Bank operates under a national bank charter and provides full banking services to customers. The Bank is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board.

Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the consolidated statements of income for the periods covered. Actual results could differ from those estimates.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in Horry County, South Carolina and the Waccamaw Neck area of Georgetown County, South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. The Company monitors concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. As of December 31, 2010, the Company had concentrations of loans to the following classes of borrowers or industries: lessors of residential buildings and lessors of non-residential buildings. The amount of commercial purpose loans outstanding to these groups of borrowers as of December 31, 2010 was $28,557,000 and $30,473,000, respectively. These amounts represented 29.15% and 32.62% of Total Capital, as defined for regulatory purposes, for the same period, respectively.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans. Management monitors loans with loan-to-values in excess of regulatory guidelines and secured by real estate in accordance with guidance as set forth by regulatory authorities and maintains total loans with loan-to-value exceptions within regulatory limitations. Management monitors and manages other loans with high loan-to-value ratios, interest-only payment loans, and balloon payment loans within levels of risk acceptable to management. The Bank does not offer any loan products which provide for planned graduated payments or loans which allow negative amortization.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations, and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Continued

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, due from Federal Reserve, and federal funds sold. Generally, both cash and cash equivalents are considered to have maturities of three months or less, and accordingly, the carrying amount of such instruments is deemed to be a reasonable estimate of fair value.

Investment securities

The Company accounts for investment securities in accordance with Financial Accounting Standards Board Accounting Standards Codification 320-10 (ASC 320-10), "*Investments in Debt Securities.*" This statement requires that the Company classify debt securities upon purchase as available for sale, held to maturity or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of stockholders' equity (accumulated other comprehensive income) net of deferred income taxes. Securities classified as held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a method which approximates a level yield. To qualify as held to maturity the Company must have the intent and ability to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

Loans and interest income

Loans are recorded at their unpaid principal balance. Interest on loans is accrued and recognized based upon the interest method.

The Company accounts for nonrefundable fees and certain direct costs associated with the origination of loans in accordance with ASC 310-20, "*Nonrefundable Fees and Other Costs*." Under ASC 310-20 nonrefundable fees and certain direct costs associated with the origination of loans are deferred and recognized as a yield adjustment over the contractual life of the related loans until such time that the loan is sold.

The Company accounts for impaired loans in accordance with ASC 310-10, "*Receivables.*" This standard requires that all creditors value loans at the lesser of the recorded balance or the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. The standard also requires creditors to provide additional disclosures for the recognition of interest income on an impaired loan.

Under ASC 310-10, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Continued

Allowance for loan losses

The allowance for loan losses is based on management's ongoing evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses. Loans are charged against the allowance at such time as they are determined to be losses. Subsequent recoveries are credited to the allowance. Management considers the year-end allowance adequate to cover losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

Non-performing assets

Non-performing assets include real estate acquired through foreclosure or deed taken in lieu of foreclosure, loans on nonaccrual status, and restructured loans. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional principal and interest is questionable. Thereafter no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is initially recorded at the lower of cost (principal balance of the former loan plus costs of improvements) or estimated fair value. Any write-downs at the dates of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets and subsequent write-downs are included in noninterest expenses - other operating expenses. Gains and losses on disposal are included in noninterest income – gains and losses on disposition of other real estate owned.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives of the assets using primarily the straight-line method. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current operations.

Stock Split

During 2009, the Corporation effected a two-for-one common stock split, which resulted in the reduction of the par value of its common stock from $10 per share to $5 per share and the issuance of 838,741 additional shares. Net income per share for the year ended December 31, 2008 has been adjusted for comparable presentation.

Advertising expense

Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising, promotional and other business development costs of $396,000, $448,000 and $537,000, were included in the Company's results of operations for 2010, 2009, and 2008, respectively.

Continued

Securities sold under agreements to repurchase

The Bank enters into sales of securities under agreements to repurchase. Fixed-coupon repurchase agreements are treated as financing, with the obligation to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as assets.

Income taxes

Income taxes are accounted for in accordance with ASC 740-10, *"Income Taxes."* Under ASC 740-10, deferred tax liabilities are recognized on all taxable temporary differences (reversing differences where tax deductions initially exceed financial statement expense, or income is reported for financial statement purposes prior to being reported for tax purposes). In addition, deferred tax assets are recognized on all deductible temporary differences (reversing differences where financial statements expense initially exceeds tax deductions, or income is reported for tax purposes prior to being reported for financial statement purposes). Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax assets will not be realized. ASC 740-10 also clarifies accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return.

Reclassifications

Certain amounts in the financial statements for the years ended December 31, 2009 and 2008 have been reclassified, with no effect on net income or stockholder's equity, to be consistent with the classifications adopted for the year ended December 31, 2010.

Net income per share

The Company computes net income per share in accordance with ASC 260-10, "*Earnings Per Share.*" Net income per share is computed on the basis of the weighted average number of common shares outstanding: 1,671,568 in 2010, 1,672,527 in 2009 and 1,672,566 in 2008. The Company does not have any dilutive instruments and therefore only basic net income per share is presented. Net income per share and the weighted average common shares outstanding have been adjusted for 2008 to reflect the two-for-one stock split issued in 2009.

Fair values of financial instruments

ASC 820, "*Fair Value Measurements and Disclosures,*" requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. ASC 820 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock. In addition, other nonfinancial instruments such as premises and equipment and other assets and liabilities are not subject to the disclosure requirements.

Continued

Fair values of financial instruments - continued

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks - The carrying amounts of cash and due from banks (cash on hand, due from banks, and interest-bearing deposits with other banks) approximate their fair value.

Due from Federal Reserve – The carrying amounts of balances due from the Federal Reserve Bank approximate their fair value.

Federal funds sold - The carrying amounts of federal funds sold approximate their fair value.

Investment securities available for sale and held to maturity - Fair values for investment securities are based on quoted market prices.

Other investments - No ready market exists for Federal Reserve and Federal Home Loan Bank Stock and they have no quoted market value. However, redemption of this stock has historically been at par value.

Loans - For variable rate loans that reprice frequently and for loans that mature within one year, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to their carrying amounts. The carrying amounts of variable rate, fixed-term money market accounts and short-term certificates of deposit approximate their fair values at the reporting date. Fair values for long-term fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Short-term borrowings - The carrying amounts of borrowings under repurchase agreements, federal funds purchased, and U. S. Treasury demand notes, approximate their fair values.

Advances from the Federal Home Loan Bank – The fair values of fixed rate borrowings are estimated using a discounted cash flow calculation that applies the Company's current borrowing rate from the FHLB.

Off balance sheet instruments - Fair values of off balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In January 2010, fair value guidance was amended to require disclosures for significant amounts transferred in and out of Levels 1 and 2 and the reasons for such transfers and to require that gross amounts of purchases, sales, issuances and settlements be provided in the Level 3 reconciliation. Disaggregation of classes of assets and liabilities is also required. The new disclosures are effective for the Company for the current year and have been reflected in the Fair Value footnote (Note 17 – Estimated Fair Value of Financial Instruments).

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Recently issued accounting standards - continued

In July 2010, the Receivables topic of the ASC was amended to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments will require the allowance disclosures to be provided on a disaggregated basis. The Company is required to begin to comply with the disclosures in its financial statements for the year ended December 31, 2011 and the disclosures have been reflected in the Allowance for Credit Losses footnote (Note 4 – Loans and Allowance for Loan Losses).

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which significantly changes the regulation of financial institutions and the financial services industry. The Dodd-Frank Act includes several provisions that will affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future. Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies. The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. Additionally, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting originator compensation, minimum repayment standards, and pre-payments. Many of these changes require implementing regulations which have not yet been adopted. Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on our business, financial condition, and results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk, as it relates to lending and real estate held for operating locations, reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

NOTE 2 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve balances either at the Bank or on deposit with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 2010 and 2009 were approximately $1,191,000 and $2,001,000, respectively.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are based on contractual maturity dates. Actual maturities may differ from the contractual maturities because borrowers may have the right to prepay obligations with or without penalty. The amortized cost, approximate fair value, and expected maturities of investment securities are summarized as follows (tabular amounts in thousands):

	December 31, 2010			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
One to five years	$ 186,938	$ 349	$ 652	$ 186,635
Six to ten years	58,047	137	322	57,862
	244,985	486	974	244,497
State, county and municipal				
Within one year	950	4	-	954
One to five years	1,395	40	-	1,435
Six to ten years	12,531	332	82	12,781
Over ten years	4,442	5	142	4,305
	19,318	381	224	19,475
Mortgage backed				
Six to ten years	2,112	90	-	2,202
Over ten years	8,090	102	86	8,106
	10,202	192	86	10,308
Other investments				
CRA Qualified Investment Fund	1,065	-	-	1,065
Other	36	-	-	36
	1,101	-	-	1,101
Total available for sale	**$ 275,606**	**$ 1,059**	**$ 1,284**	**$ 275,381**
HELD TO MATURITY				
Government sponsored enterprises				
One to five years	$ 10,000	$ 25	$ 4	$ 10,021
	10,000	25	4	10,021
State, county and municipal				
One to five years	1,103	46	-	1,149
Six to ten years	5,847	149	14	5,982
Over ten years	3,728	-	96	3,632
	10,678	195	110	10,763
Total held to maturity	**$ 20,678**	**$ 220**	**$ 114**	**$ 20,784**

Continued

	December 31, 2009			
	Amortized	Unrealized Holding		Fair
AVAILABLE FOR SALE	Cost	Gains	Losses	Value
Government sponsored enterprises				
One to five years	$ 135,494	$ 945	$ 11	$ 136,428
Six to ten years	42,907	116	144	42,879
	178,401	1,061	155	179,307
State, county and municipal				
Within one year	1,381	13	-	1,394
One to five years	2,543	93	-	2,636
Six to ten years	16,563	442	68	16,937
Over ten years	4,010	62	-	4,072
	24,497	610	68	25,039
Mortgage backed				
Six to ten years	2,240	63	1	2,302
Over ten years	6,975	165	-	7,140
	9,215	228	1	9,442
Other investments				
CRA Qualified Investment Fund	780	-	-	780
Master Card International stock	11	-	-	11
Other	36	-	-	36
	827	-	-	827
Total available for sale	**$ 212,940**	**$ 1,899**	**$ 224**	**$ 214,615**
HELD TO MATURITY				
Government sponsored enterprises				
One to five years	$ 6,003	$ -	$ 17	$ 5,986
	6,003	-	17	5,986
State, county and municipal				
Within one year	645	5	-	650
One to five years	826	26	-	852
Six to ten years	6,232	161	28	6,365
Over ten years	1,243	69	-	1,312
	8,946	261	28	9,179
Total held to maturity	**$ 14,949**	**$ 261**	**$ 45**	**$ 15,165**

Continued

NOTE 3 - INVESTMENT SECURITIES, Continued

The following tables show gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009 (tabular amounts in thousands):

2010	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government sponsored enterprises	$ 132,747	$ 973	$ -	$ -	$ 132,747	$ 973
State, county, and municipal	5,882	207	323	17	6,205	224
Mortgage backed securities	5,005	87	-	-	5,005	87
Total	$ 143,634	$ 1,267	$ 323	$ 17	$ 143,957	$ 1,284
HELD TO MATURITY						
Government sponsored enterprises	$ 1,996	$ 4	$ -	$ -	$ 1,996	$ 4
State, county, and municipal	4,534	110	-	-	4,534	110
Total	$ 6,530	$ 114	$ -	$ -	$ 6,530	$ 114

2009	Less than twelve months		Twelve months or more		Total	
AVAILABLE FOR SALE	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**
Government sponsored enterprises	$ 24,224	$ 155	$ -	$ -	$ 24,224	$ 155
State, county, and municipal	1,405	68	-	-	1,405	68
Mortgage backed securities	88	1	-	-	88	1
Total	$ 25,717	$ 224	$ -	$ -	$ 25,717	$ 224
HELD TO MATURITY						
Government sponsored enterprises	$ 1,985	$ 17	$ -	$ -	$ 1,985	$ 17
State, county, and municipal	726	15	503	13	1,229	28
Total	$ 2,711	$ 32	$ 503	$ 13	$ 3,214	$ 45

Securities classified as available for sale are recorded at fair market value. The Company owned one $323,000 fair value municipal bond which had been in an unrealized loss position for twelve months or more at December 31, 2010. The Company does not intend to sell this security and it is more likely than not that the Company will not be required to sell this security. There were no securities classified as available for sale in an unrealized loss position for twelve months or more at December 31, 2009.

Securities classified as held to maturity are recorded at cost. There were no securities classified as held-to-maturity in an unrealized loss position for twelve months or more at December 31, 2010. The Company owned one $503,000 fair value municipal bond which had been in an unrealized loss position for twelve months or more at December 31, 2009.

Investment securities with an aggregate par value of $204,917,000 ($207,349,000 fair value) at December 31, 2010 and $207,233,000 ($210,905,000 fair value) at December 31, 2009 were pledged to secure public deposits and for other purposes.

Continued

During 2010, $20,758,000 par value of available for sale securities were sold for a gain of $993,000. During 2009, $53,560,000 par value of available for sale securities were sold for a gain of $1,576,000. There were no sales of securities available for sale in 2008.

During 2010, the Company sold $2,255,000 par value ($2,370,000 fair value) of held to maturity securities, consisting of four securities, for a net gain of $73,000. Two of these held to maturity securities, $770,000 par value ($785,000 fair value), were sold under exception "a." of ASC 320-10-25-6 as a result of both securities losing their rating due to a downgrade of the insurer. Two of these held to maturity securities, $1,485,000 par value ($1,585,000 fair value), were sold under exception "d." of ASC 320-10-25-6 because the primary regulator of the Company's subsidiary bank has increased scrutiny of capital and its components and, consequently, due to continued uncertainty in the municipal bond markets, the amount of investment in individual municipal securities issuers. In response to these regulatory concerns related to capital and its components, the Company sold all of its municipal securities of individual issuers in excess of $600, including all municipal securities in this size category classified held to maturity as well as those classified available for sale. We believe that the sale of these held to maturity securities should not be considered inconsistent with the original classification and the remaining portfolio is not tainted.

Management reviews securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Other Investments, at Cost

The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB") and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions (see Note 9). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value.

The Company's investments in stock are summarized below (tabular amounts in thousands):

	December 31,	
	2010	2009
Federal Reserve Bank	$ 116	$ 116
FHLB	2,613	2,925
	$ 2,729	$ 3,041

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Following is a summary of loans by major category (tabular amounts in thousands):

	December 31,	
	2010	2009
Real estate - mortgage	$ 362,998	$ 375,741
Real estate - construction	63,080	81,311
Commercial and industrial	61,127	74,565
Loans to individuals for household, family and other consumer expenditures	43,350	44,865
Agriculture	3,282	2,930
All other loans, including overdrafts	304	328
Unamortized deferred loan costs	45	56
	$ 534,186	$ 579,796

The Bank's loan portfolio consisted of $455,307,000 and $488,967,000 in fixed rate loans as of December 31, 2010 and 2009, respectively. Fixed rate loans with maturities in excess of one year amounted to $316,663,000 and $325,496,000 at December 31, 2010 and 2009, respectively.

Changes in the allowance for loan losses are summarized as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2010	2009	2008
Balance, beginning of year	$ 9,142	$ 7,091	$ 6,507
Recoveries of loans previously charged against the allowance	704	1,078	533
Provided from current year's income	13,397	8,748	2,533
Loans charged against the allowance	(11,616)	(7,775)	(2,482)
Balance, end of year	$ 11,627	$ 9,142	$ 7,091

As of December 31, 2010, 2009, and 2008 loans individually evaluated and considered impaired under ASC 310-10 "Receivables" were as follows (tabular amounts in thousands):

	December 31,		
	2010	2009	2008
Total loans considered impaired	$29,074	$13,578	$ 4,182
Loans considered impaired for which there is a related allowance for loan loss:			
Outstanding loan balance	8,620	491	3,082
Related allowance established	709	176	572
Loans considered impaired and previously written down to fair value	20,454	13,065	1,075
Loans considered impaired and which are classified as troubled debt restructurings.	20	22	24
Average annual investment in impaired loans	25,241	6,412	1,613
Interest income recognized on impaired loans during the period of impairment.	636	7	2

Continued

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES, Continued

The following tables summarize (in thousands of dollars) commercial and consumer credit exposure by internally assigned grade, collateral, and purpose as indicators of credit quality existing in the Company's loan portfolios as of December 31, 2010. The Company utilizes four "Pass" grade categories and the regulatorily defined "Other Assets Especially Mentioned," "Substandard," and "Doubtful" grade categories to monitor credit risk existing in its loan portfolios on an on-going basis. The four pass grades are defined as: Pass-1, loans that have minimal credit risk and are of excellent quality; Pass-2, loans with satisfactory credit risk; Pass-3, loans with reasonable credit risk, however a degree of watchfulness is warranted; and Pass-4, loans which demonstrate some weakness and a higher degree of watchfulness is warranted. "Other Assets Especially Mentioned (OAEM)" loans have weaknesses and warrant management's close attention. "Substandard" loans have a high degree of credit risk and credit factors that indicate potential further deterioration, which could result in a protracted workout or possible loss. "Doubtful" loans have a high degree of potential loss, in whole or in part.

Commercial Credit Exposure
Credit Risk Profile by Internally Assigned Grade
For the Year Ended December 31, 2010

	Commercial Other	Commercial Real Estate Construction	Commercial Real Estate- Other
PASS 1	$ 7,524	$ 39	$ -
PASS 2	12,980	8,590	55,930
PASS 3	15,859	11,168	31,521
PASS 4	16,611	18,377	30,054
OAEM	6,007	9,283	14,105
Substandard	5,428	15,623	20,611
Total	$ 64,409	$ 63,080	$152,221

Consumer Credit Exposure
Credit Risk Profile by Internally Assigned Grade
For the Year Ended December 31, 2010

	Consumer Real Estate-Residential
PASS 1	$ 761
PASS 2	74,462
PASS 3	48,216
PASS 4	46,158
OAEM	12,687
Substandard	28,538
Total	$ 210,822

The Company had no loans classified as doubtful at December 31, 2010. The Company does not make loans defined as "sub-prime" loans.

Continued

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES, Continued

The following table summarizes the Company's consumer credit card and all other consumer loans based on performance at December 31, 2010 (tabular amounts in thousands).

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
For the Year Ended December 31, 2010

	Consumer Credit Card	Consumer Other
Performing	$ 3,225	$40,429
Non-Performing	-	-
Total	$ 3,225	$40,429

The Company had no consumer credit card or other consumer loans classified as "Non-Performing" at December 31, 2010.

The following table outlines the changes in the allowance for loan losses by collateral type and purpose, the allowances for loans individually and collectively evaluated for impairment, and the amount of loans individually and collectively evaluated for impairment at December 31, 2010 (tabular amounts in thousands).

Allowance for Loan Losses and Recorded Investment in Loans Receivable
For the Year Ended December 31, 2010

	Commercial	Commercial Real Estate	Consumer	Residential	Unallocated	Total
Allowance for loan losses:						
Beginning balance	$ 3,309	$ 2,246	$ 1,228	$ 2,344	$ 15	$ 9,142
Charge-offs	(3,273)	(4,639)	(899)	(2,805)	-	(11,616)
Recoveries	259	14	372	59	-	704
Provisions	2,481	6,645	660	3,516	95	13,397
Ending balance	$ 2,776	$ 4,266	$ 1,361	$ 3,114	$ 110	$ 11,627
Ending balances:						
Individually evaluated for impairment	$ -	$ 506	$ -	$ 203	$ -	$ 709
Collectively evaluated for impairment	$ 2,776	$ 3,760	$ 1,361	$ 2,911	$ 110	$ 10,918
Loans receivable:						
Ending balance - total	$ 64,409	$ 215,301	$ 43,654	$ 210,822	$ -	$ 534,186
Ending balances:						
Individually evaluated for impairment	$ 315	$ 19,977	$ -	$ 8,782	$ -	$ 29,074
Collectively evaluated for impairment	$ 64,094	$ 195,324	$ 43,654	$ 202,040	$ -	$ 505,112

Continued

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES, Continued

The following table outlines the performance status of the Company's loan portfolios by collateral type and purpose at December 31, 2010 (tabular amounts in thousands).

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Greater Than 90 Days Past Due Accruing
Commercial	$ 877	$ 564	$ -	$ 1,441	$ 62,968	$ 64,409	$ -
Commercial real estate:							
Commercial real estate-construction	1,838	853	7,630	10,321	52,759	63,080	12
Commercial real estate-other	1,146	591	5,856	7,593	144,628	152,221	161
Consumer:							
Consumer-residential	3,297	4,237	5,487	13,021	197,801	210,822	695
Consumer-credit cards	36	44	26	106	3,119	3,225	27
Consumer-other	829	373	147	1,349	39,080	40,429	147
Total	$ 8,023	$ 6,662	$19,146	$ 33,831	$ 500,355	$ 534,186	$ 1,042

In addition to those loans placed in a nonaccrual status, there are certain loans in the portfolio which are not yet 90 days past due but about which management has concerns regarding the ability of the borrower to comply with present loan repayment terms. Such loans and nonaccrual loans are classified as impaired. Problem loan identification includes a review of individual loans, the borrower's and guarantor's financial capacity and position, loss potential, and present economic conditions. A specific allocation is provided for impaired loans not yet placed in nonaccrual status and not yet written down to fair value in management's determination of the allowance for loan losses. The following table outlines Company's loans classified as impaired by collateral type and purpose at December 31, 2010 (tabular amounts in thousands).

Impaired Loans
For the Year Ended December 31, 2010

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial real estate-construction	$ 6,563	$ 7,977	$ -	$ 8,210	$ 27
Commercial real estate-other	7,952	7,975	-	4,495	294
Commercial and industrial	315	315	-	314	13
Consumer-residential	4,455	4,743	-	4,648	211
With an allowance recorded:					
Commercial real estate-construction	$ 4,138	$ 6,175	$ 419	$ 3,799	$ 32
Commercial real estate-other	1,324	1,705	87	729	23
Commercial and industrial	-	-	-	-	-
Consumer-residential	4,327	4,947	203	3,046	36
Total:					
Commercial real estate-construction	$ 10,701	$ 14,152	$ 419	$ 12,009	$ 59
Commercial real estate-other	9,276	9,680	87	5,224	317
Commercial and industrial	315	315	-	314	13
Consumer-residential	8,782	9,690	203	7,694	247
	$ 29,074	$ 33,837	$ 709	$ 25,241	$ 636

Continued

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES, Continued

The following table outlines the Company's loans on nonaccrual status by collateral type and purpose for the years ended December 31, 2010 and 2009 (tabular amounts in thousands).

Loans on Nonaccrual Status
As of December 31, 2010 and 2009

	2010	2009
Commercial	$ 315	$ 120
Commercial real estate:		
Commercial real estate construction	9,711	9,183
Commercial real estate – other	9,250	641
Consumer:		
Consumer-credit card	-	-
Consumer-other	-	-
Residential:		
Residential	6,428	2,734
Total	$ 25,704	$ 12,678

At December 31, 2010 and 2009, nonaccrual loans totaled $25,704,000 and $12,678,000, respectively. The total amount of interest earned on nonaccrual loans was $408,000 in 2010, $318,000 in 2009 and $103,000 in 2008. The gross interest income which would have been recorded under the original terms of the nonaccrual loans amounted to $1,847,000 in 2010, $953,000 in 2009, and $288,000 in 2008. Foregone interest on nonaccrual loans totaled $1,439,000 in 2010, $635,000 in 2009, and $185,000 in 2008. The Company writes down any confirmed losses associated with nonaccrual loans at the time such loans are placed in a nonaccrual status. Accrued and unpaid current period interest income on nonaccrual loans is reversed to current period income at the time a loan is placed in nonaccrual status. Accrued and unpaid prior period interest income on nonaccrual loans is charged to the Allowance for Loan Losses at the time the loan is placed in nonaccrual status. Any payments received on loans placed in nonaccrual status are applied first to principal. The Company did not recognize interest income on nonaccrual loans on a cash basis during any of 2010, 2009, and 2008.

At December 31, 2010 and 2009 the amount of loans ninety days or more past due and still accruing interest totaled $1,042,000 and $961,000, respectively. Loans ninety days or more past due and still accruing interest consist of consumer loans which are placed in nonaccrual status at one hundred twenty days or more past due.

At December 31, 2010 and 2009 classified assets, the majority consisting of classified loans, were $76,642,000 and $52,614,000, respectively. At December 31, 2010 and 2009 classified assets represented 78.24% and 56.79% of total capital (the sum of Tier 1 Capital and the Allowance for Loan Losses), respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 is summarized as follows (amounts in thousands):

	2010	2009
Land and buildings	$ 26,386	$ 26,315
Furniture, fixtures and equipment	8,897	9,642
	35,283	35,957
Less accumulated depreciation and amortization	(13,195)	(12,706)
	22,088	23,251
Construction in progress	-	-
	$ 22,088	$ 23,251

Depreciation and amortization of premises and equipment charged to operating expense totaled $1,493,000 in 2010, $1,538,000 in 2009, and $1,330,000 in 2008.

Depreciation with regard to premises and equipment owned by the Company is recorded using the straight-line method over the estimated useful life of the related asset for financial reporting purposes. Estimated lives range from fifteen to thirty-nine years for buildings and improvements and from five to seven years for furniture and equipment. Estimated lives for computer software are typically five years. Estimated lives of Bank automobiles are typically five years. Estimating the useful lives of premises and equipment includes a component of management judgment.

NOTE 6 – OTHER REAL ESTATE OWNED

The following summarizes the activity in the other real estate owned for the years ended December 31, 2010 and 2009. Other real estate owned is included in "other assets."

	2010	2009
Balance, beginning of year	$ 1,622	$ 639
Additions - foreclosures	7,363	2,660
Proceeds from sales	(3,231)	(1,540)
Write downs	(278)	(137)
Balance, end of year	$ 5,476	$ 1,622

NOTE 7 - DEPOSITS

A summary of deposits, by type, as of December 31 follows (tabular amounts in thousands):

	2010	2009
Transaction accounts	$200,615	$188,237
Savings deposits	59,426	54,564
Insured money market accounts	82,663	75,839
Time deposits over $100,000	215,935	230,004
Other time deposits	159,501	156,626
Total deposits	**$718,140**	**$705,270**

Interest paid on certificates of deposit of $100,000 or more totaled $4,362,000 in 2010, $5,359,000 in 2009, and $8,110,000 in 2008.

The Company had no brokered deposits in 2010 or 2009.

At December 31, 2010, the scheduled maturities of time deposits are as follows (dollar amounts in thousands):

2011	$321,100
2012	32,887
2013	11,288
2014	2,914
2015 and after	7,247
	$375,436

The amount of overdrafts classified as loans at December 31, 2010 and 2009 were $304,000 and $328,000, respectively.

NOTE 8 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular dollar amounts in thousands):

	At and for the year ended December 31,	
	2010	**2009**
Amount outstanding at year end	$ 99,153	$ 104,654
Average amount outstanding during year	108,392	101,286
Maximum outstanding at any month-end	113,463	114,267
Weighted average rate paid at year-end	.46%	.94%
Weighted average rate paid during year	.73%	1.11%

The Bank enters into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements are book entry securities maintained with an independent third party safekeeping agent. Government sponsored enterprise and municipal securities with a book value of $117,386,000 ($117,549,000 fair value) and $110,865,000 ($111,556,000 fair value) at December 31, 2010 and 2009, respectively, are pledged as collateral for the agreements.

NOTE 9 - LINES OF CREDIT

At December 31, 2010, the Bank had unused short-term lines of credit totaling $35,500,000 to purchase Federal Funds from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

The Bank has a demand note through the U.S. Treasury, Tax and Loan system with the Federal Reserve Bank of Richmond (FRB). The Bank may borrow up to $7,000,000 under the arrangement at varying rates set weekly by the FRB. The average rate paid by the Company under the arrangement was 0.00% for 2010. The note is secured by Federal agency securities with a market value of $4,066,540 at December 31, 2010. The amount outstanding under the note totaled $2,324,000 and $650,000 at December 31, 2010 and 2009, respectively.

The Bank also has a line of credit from the Federal Home Loan Bank (FHLB) for $56,262,000 secured by a lien on the Bank's qualifying 1-4 family mortgages and the Bank's investment in FHLB stock. Allowable terms range from overnight to 20 years at varying rates set daily by the FHLB. The amount outstanding under the agreement totaled $0 and $15,000,000 at December 31, 2010 and 2009, respectively.

NOTE 10 - INCOME TAXES

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes as follows (dollar amounts in thousands):

	For the years ended December 31,					
	2010		2009		2008	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 369	34.00%	$ 2,441	34.00%	$4,600	34.21%
Increase/(decrease) in taxes resulting from:						
Tax exempt interest	(398)	(36.71)	(386)	(5.38)	(369)	(2.74)
State bank tax (net of federal benefit)	17	1.57	122	1.70	228	1.70
Other - net	56	5.20	(64)	(.89)	29	.21
Tax provision	$ 44	4.06%	$ 2,113	29.43%	$4,488	33.38%

Continued

NOTE 10 - INCOME TAXES, Continued

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (tabular amounts in thousands):

	For the years ended December 31,		
	2010	**2009**	**2008**
Income taxes currently payable			
Federal	$ 766	$ 3,063	$ 4,336
State	26	185	346
	792	3,248	4,682
Net deferred income tax (benefit)/expense	(748)	(1,135)	(194)
Provision for income taxes	$ 44	$ 2,113	$ 4,488

The net deferred tax asset is included in other assets at December 31, 2010 and 2009.

A portion of the change in net deferred taxes relates to the change in unrealized net gains and losses on securities available for sale. The related 2010 tax benefit of $760,000 and the 2009 tax benefit of $329,000 have been recorded directly to stockholders' equity. The balance of the change in net deferred taxes results from the current period deferred tax benefit or expense.

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes (amounts in thousands):

	December 31,	
	2010	**2009**
Deferred tax assets:		
Allowance for loan losses deferred for tax purposes	$ 3,953	$ 3,108
Deferred compensation	450	543
Executive retirement plan	173	162
Unrealized net losses on securities available for sale	90	-
Interest on nonaccrual loans	489	216
Other	302	165
Gross deferred tax assets	5,457	4,194
Less valuation allowance	31	-
Net deferred tax assets	5,426	4,194
Deferred tax liabilities:		
Depreciation for income tax reporting in excess of amount for financial reporting	(705)	(330)
Unrealized net gains on securities available for sale	-	(670)
Other	(159)	(140)
Gross deferred tax liabilities	(864)	(1,140)
Net deferred tax asset	$ 4,562	$ 3,054

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Bank is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets. The contractual amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

The contractual value of the Bank's off balance sheet financial instruments is as follows as of December 31, 2010 (amounts in thousands):

	Contract amount
Commitments to extend credit	$ 38,343
Standby letters of credit	$ 1,577

Commitments to extend credit are agreements to lend as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At December 31, 2010, the Bank was obligated under a non-cancelable lease for a billboard contract that had initial or remaining terms of more than one year. Future minimum payments under this agreement at December 31, 2010 were (tabular amounts in thousands):

Payable in year ending	Amount
2011	$ 2
2012	2
2013	2
2014 and thereafter	2
Total future minimum payments required	$ 8

Lease payments under all operating leases charged to expense totaled $2,000 in 2010, $2,000 in 2009 and $5,000 in 2008. The leases provide that the lessee pay property taxes, insurance and maintenance cost.

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company's financial position or results of operations.

NOTE 13 - RESTRICTION ON DIVIDENDS

Payment of dividends is within the discretion of the Board of Directors, and the ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Bank. At December 31, 2010, the Bank's retained earnings were $82,466,000.

NOTE 14 - TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND ASSOCIATES

Directors and executive officers of the Company and the Bank and associates of such persons are customers of and have loan and deposit transactions with the Bank in the ordinary course of business. Additional transactions may be expected to take place in the future. Loans and commitments are made on comparable terms, including interest rates and collateral, as those prevailing at the time for other customers of the Bank, and do not involve more than normal risk of collectibility or present other unfavorable features.

Total loans to all executive officers and directors, including immediate family and business interests, at December 31, were as follows (tabular amounts in thousands):

	December 31,	
	2010	2009
Balance, beginning of year	$ 2,000	$ 1,624
New loans	215	631
Less loan payments	254	255
Balance, end of year	$ 1,961	$ 2,000

Deposits by directors and executive officers of the Company and the Bank, and associates of such persons, totaled $14,641,000 and $10,168,000 at December 31, 2010 and 2009, respectively.

NOTE 15 - EMPLOYEE BENEFIT PLAN

The Bank has a defined contribution pension plan covering all employees who have attained age twenty-one and have a minimum of one year of service. Upon ongoing approval of the Board of Directors, the Bank matches one hundred percent of employee contributions up to three percent of employee salary deferred and fifty percent of employee contributions in excess of three percent and up to five percent of salary deferred. The Board of Directors may also make discretionary contributions to the Plan. For the years ended December 31, 2010, 2009 and 2008, $388,000, $380,000 and $579,000, respectively, were charged to operations under the plan.

Supplemental benefits are provided to certain key officers under The Conway National Bank Executive Supplemental Income Plan (ESI) and the Long-Term Deferred Compensation Plan (LTDC). These plans are not qualified under the Internal Revenue Code. The plans are unfunded. However, certain benefits under the ESI Plan are informally and indirectly funded by insurance policies on the lives of the covered employees.

The ESI plan provides a life insurance benefit on the life of the covered officer payable to the officer's beneficiary. The plan also provides a retirement stipend to certain officers. For the years ended December 31, 2010, 2009, and 2008, the Bank had $144,704, $290,518 and $51,888 in income and $57,480, $53,678 and $50,436 of expense associated with this plan, respectively. The LTDC plan provides cash awards to certain officers payable upon death, retirement, or separation from service. The awards are made in dollar increments equivalent to the value of the Company's stock at the time of the award. The Bank maintains the value of awards in amounts equal to current market value of the Company's stock plus any cash dividends paid. Such plans are commonly referred to as phantom stock plans. For the year ended December 31, 2010, due to a decline in the market value of the Company's stock, the expense related to the plan was negative $170,022. For the years ended December 31, 2009 and 2008, $81,947 and $179,493, respectively, was charged to operations under the plan.

NOTE 16 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2010, the Company and the Bank meet all capital adequacy requirements to which they are subject.

The Company's and the Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows (dollar amounts in thousands):

CNB Corporation

	Actual		For capital adequacy purposes Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010				
Total capital (to risk weighted assets)	$ 93,564	16.62%	$ 45,043	8.00%
Tier 1 capital (to risk weighted assets)	86,469	15.36	22,522	4.00
Tier 1 capital (to average assets)	86,469	9.21	37,574	4.00
As of December 31, 2009				
Total capital (to risk weighted assets)	$ 93,892	15.76%	$ 47,663	8.00%
Tier 1 capital (to risk weighted assets)	86,424	14.51	23,831	4.00
Tier 1 capital (to average assets)	86,424	9.37	36,906	4.00

The Conway National Bank

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
As of December 31, 2010						
Total capital (to risk weighted assets)	$ 93,432	16.59%	$ 45,043	8.00%	$ 56,304	10.00%
Tier 1 capital (to risk weighted assets)	86,337	15.33	22,522	4.00	33,782	6.00
Tier 1 capital (to average assets)	86,337	9.19	37,572	4.00	46,966	5.00
As of December 31, 2009						
Total capital (to risk weighted assets)	$ 92,647	15.55%	$ 47,660	8.00%	$ 59,575	10.00%
Tier 1 capital (to risk weighted assets)	85,179	14.30	23,830	4.00	35,745	6.00
Tier 1 capital (to average assets)	85,179	9.23	36,905	4.00	46,130	5.00

Because the Bank had increasing trends in the level of impaired loans and a declining trend in net income during 2010, the Bank's primary regulator (the OCC) may require the Bank to maintain capital ratios in excess of those shown to be well capitalized in the table above. The OCC may also seek the Bank's agreement to take other specified actions intended to reduce the risks faced by the Bank. The OCC has the authority to enforce such an agreement with various regulatory actions.

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments were as follows at December 31 (amounts in thousands):

	2010		2009	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
FINANCIAL ASSETS				
Cash and due from banks and Federal Reserve balance in excess of requirement	$ 32,517	$ 32,517	$ 62,644	$ 62,644
Federal funds sold	14,000	14,000	14,000	14,000
Investment securities available for sale	275,381	275,381	214,615	214,615
Investment securities held to maturity	20,678	20,784	14,949	15,165
Other investments	2,729	2,729	3,041	3,041
Loans (net)	522,559	527,787	570,654	582,536
FINANCIAL LIABILITIES				
Deposits	718,140	716,733	705,270	706,013
Securities sold under repurchase agreements	99,153	99,153	104,654	104,654
Federal Home Loan Bank advance	-	-	15,000	15,012
U.S. Treasury demand notes	2,324	2,324	650	650

	Notional Amount (2010)	**Notional Amount** (2009)
OFF BALANCE SHEET INSTRUMENTS		
Commitments to extend credit	$ 38,343	$ 44,732
Standby letters of credit	1,577	2,369

Accounting standards require disclosures about the fair value of assets and liabilities recognized in the balance sheet in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, available-for-sale investment securities) or on a nonrecurring basis (for example, impaired loans).

The accounting standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries, and money market funds.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities, and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Continued

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value on a recurring or non-recurring basis:

Investment Securities Available for Sale

Measurement is on a recurring basis based upon quoted market prices, if available. If quoted market prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for prepayment assumptions, projected credit losses, and liquidity. Level 1 securities include those traded on an active exchange or by dealers or brokers in active over-the-counter markets. Level 2 securities include securities issued by government sponsored enterprises, municipal securities, and mortgage-backed securities issued by government sponsored enterprises. Generally these fair values are priced from established pricing models.

Loans

Loans that are considered impaired are recorded at fair value on a non-recurring basis. Once a loan is considered impaired, the fair value is measured using one of several methods, including collateral liquidation value, market value of similar debt and discounted cash flows. Those impaired loans not requiring a specific charge against the allowance represent loans for which the fair value of the expected repayments or collateral meet or exceed the recorded investment in the loan. At December 31, 2010, substantially all of the total impaired loans were evaluated based on the fair value of the underlying collateral. When the Company records the fair value based upon a current appraisal, the fair value measurement is considered a Level 2 measurement. When a current appraisal is not available or there is estimated further impairment the measurement is considered a Level 3 measurement.

Other Real Estate Owned (OREO)

Other real estate owned is adjusted to fair value upon transfer of the loans to foreclosed assets. Subsequently, other real estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Bank records the other real estate owned as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate owned as non-recurring Level 3.

Continued

NOTE 17 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS, Continued

Assets and liabilities measured at fair value on a recurring basis for December 31, 2010 and 2009 are presented in the following table (dollars in thousands):

2010	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities			
Government sponsored enterprises	$ -	$ 244,497	$ -
State, county, and municipal	-	19,475	-
Mortgage backed securities	-	10,308	-
Other investments	-	1,101	-
Total	$ -	$ 275,381	$ -

2009	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Available-for-sale securities			
Government sponsored enterprises	$ -	$ 179,307	$ -
State, county, and municipal	-	25,039	-
Mortgage backed securities	-	9,442	-
Other investments	-	827	-
Total	$ -	$ 214,615	$ -

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at ir value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is idence of impairment). The following table presents the assets and liabilities carried on the balance sheet by caption and level within the valuation hierarchy (as described above) as of December 31, 2010 and 2009 for which a nonrecurring ange in fair value was recorded during the years ended December 31, 2010 and 2009.

2010	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other real estate owned	$ -	$ 5,476	$ -
Impaired loans	$ -	$ 28,365	$ -
	$ -	$ 33,841	$ -

2009	Quoted market price in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Other real estate owned	$ -	$ 1,622	$ -
Impaired loans	$ -	$ 13,402	$ -
	$ -	$ 15,024	$ -

NOTE 18 - PARENT COMPANY INFORMATION

Following is condensed financial information of CNB Corporation (parent company only) (tabular amounts in thousands):

CONDENSED BALANCE SHEETS

	December 31,	
	2010	2009
ASSETS		
Cash	$ 96	$ 3,259
Investment in subsidiary	86,201	86,184
Other assets	36	82
	$ 86,333	$ 89,525
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividends payable	$ -	$ 2,096
Stockholders' equity	86,333	87,429
	$ 86,333	$ 89,525

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,		
	2010	2009	2008
INCOME			
Dividend from bank subsidiary	$ -	$ 2,322	$ 5,032
Other income	-	46	284
EXPENSES			
Interest expense	-	7	35
Legal	24	43	-
Sundry	24	31	17
Other	69	62	64
Income/(loss) before equity in undistributed net income of bank subsidiary	(117)	2,225	5,200
EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARY	1,157	2,842	3,757
Net income	**$ 1,040**	**$ 5,067**	**$ 8,957**

Continued

OTE 18 - PARENT COMPANY INFORMATION, Continued

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2010	2009	2008
OPERATING ACTIVITIES			
Net income	$ 1,040	$ 5,067	$ 8,957
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiary	(1,157)	(2,842)	(3,757)
Net change in other liabilities	-	(12)	12
Net change in other assets	47	(45)	-
Net cash provided/(used) by operating activities	(70)	2,168	5,212
INVESTING ACTIVITIES			
Sale of land	-	-	1,109
Net cash provided by investing activities	-	-	1,109
FINANCING ACTIVITIES			
Dividends paid	(2,097)	(4,355)	(4,475)
Common shares repurchased	(1,016)	(1,588)	(3,714)
Common shares sold	20	3,012	54
Change in short term borrowings	-	(1,120)	1,120
Net cash used for financing activities	(3,093)	(4,051)	(7,015)
Net decrease in cash	(3,163)	(1,883)	(694)
CASH, BEGINNING OF THE YEAR	3,259	5,142	5,836
CASH, END OF THE YEAR	$ 96	$ 3,259	$ 5,142

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2010 and 2009 is as follows (tabular amounts, except per share data, in thousands):

2010	Quarter ended			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 10,390	$ 10,115	$ 9,948	$ 9,504
Interest expense	2,723	2,532	2,345	2,020
Net interest income	7,667	7,583	7,603	7,484
Provision for loan losses	3,763	3,806	4,379	1,449
Net interest income after provision for loan losses	3,904	3,777	3,224	6,035
Noninterest income	1,412	1,822	2,334	1,981
Noninterest expenses	5,586	5,989	5,943	5,887
Income/(loss) before income taxes	(270)	(390)	(385)	2,129
Income tax provision/(benefit)	(227)	(170)	(217)	658
Net income/(loss)	$ (43)	$ (220)	$ (168)	$ 1,471
Net income per share	$ (.03)	$ (.13)	$ (.10)	$ .88
Weighted average shares outstanding	1,676,890	1,675,492	1,668,854	1,665,036

2009	Quarter ended			
	March 31	**June 30**	**September 30**	**December 31**
Interest income	$ 11,254	$ 11,163	$ 10,821	$ 10,709
Interest expense	3,386	3,053	2,897	2,793
Net interest income	7,868	8,110	7,924	7,916
Provision for loan losses	1,231	3,095	2,221	2,201
Net interest income after provision for loan losses	6,637	5,015	5,703	5,715
Noninterest income	1,892	2,484	1,902	1,862
Noninterest expenses	5,671	6,333	5,699	6,327
Income before income taxes	2,858	1,166	1,906	1,250
Income taxes	920	325	614	254
Net income	$ 1,938	$ 841	$ 1,292	$ 996
Net income per share	$ 1.17	$ .50	$ .77	$ .59
Weighted average shares outstanding	1,657,784	1,673,194	1,680,612	1,678,514

OTE 20 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are ;ued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that isted at the date of the balance sheet, including the estimates inherent in the process of preparing financial ıtements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the te of the balance sheet but arose after that date. Management has reviewed events occurring through the date the ıancial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

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CNB CORPORATION AND SUBSIDIARY

BOARD OF DIRECTORS:

James W. Barnette, Jr.
Chairman of the Board of
The Conway National Bank;
President of Surfside Rent Mart, Inc.

William R. Benson
Senior Vice President
The Conway National Bank

Harold G. Cushman, Jr.
Chairman of the Board of CNB
Corporation; Retired President
of Dargan Construction Company

Harold G. Cushman, III
Executive Vice President,
Chief Operating Officer, and Director,
Dargan Construction Company, Inc.

W. Jennings Duncan
President and CEO of CNB
Corporation and The Conway
National Bank

Edward T. Kelaher
Rector of Christ the King
Waccamaw Episcopal Church;
Attorney, Of Counsel,
Kelaher, Connell & Connor, P.C.

William O. Marsh
President, Palmetto Chevrolet Co., Inc.

George F. Sasser
Retired Athletic Director,
Coastal Carolina University

Lynn Gatlin Stevens
Shareholder, McNair Law Firm

John C. Thompson
Retired Attorney
Law Firm of Thompson & Henry

CNB CORPORATE OFFICERS:

W. Jennings Duncan
President and CEO

L. Ford Sanders, II
Executive Vice President,
Treasurer, and CFO

Virginia B. Hucks
Vice President and Secretary

THE CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan
President

L. Ford Sanders, II
Executive Vice President

William R. Benson
Senior Vice President

Marion E. Freeman, Jr.
Senior Vice President

Phillip H. Thomas
Senior Vice President

M. Terry Hyman
Senior Vice President

Raymond Meeks
Vice President

A. Mitchell Godwin
Vice President

Jackie C. Stevens
Vice President

Betty M. Graham
Vice President

F. Timothy Howell
Vice President

E. Wayne Suggs
Vice President

Janice C. Simmons
Vice President

Patricia C. Catoe
Vice President

W. Michael Altman
Vice President

Boyd W. Gainey, Jr.
Vice President

William Carl Purvis
Vice President

Bryan T. Huggins
Vice President

Virginia B. Hucks
Vice President

W. Page Ambrose
Vice President

L. Ray Wells
Vice President

L. Kay Benton
Vice President

Richard A. Cox
Vice President

Gail S. Sansbury
Vice President

Roger L. Sweatt
Vice President

Tammy L. Scarberry
Vice President

Timothy L. Phillips
Assistant Vice President

Helen A. Johnson
Assistant Vice President

Elaine H. Hughes
Assistant Vice President

Gwynn D. Branton
Assistant Vice President

D. Scott Hucks
Assistant Vice President

Jeffrey P. Singleton
Assistant Vice President

C. Joseph Cunningham
Assistant Vice President

Rebecca G. Singleton
Assistant Vice President

Doris B. Gasque
Assistant Vice President

John H. Sawyer, Jr.
Assistant Vice President

John M. Proctor
Assistant Vice President

Sherry S. Sawyer
Banking Officer

Josephine C. Fogle
Banking Officer

Debra B. Johnston
Banking Officer

Freeman R. Holmes, Jr.
Banking Officer

Jennie L. Hyman
Banking Officer

Marsha S. Jordan
Banking Officer

Sylvia G. Dorman
Banking Officer

Marcie T. Shannon
Banking Officer

Caroline P. Juretic
Banking Officer

Sheila A. Johnston
Banking Officer

Nicole W. Bearden
Banking Officer

Janet F. Carter
Banking Officer

Dawn L. DePencier
Banking Officer

Steven D. Martin
Banking Officer

Carol M. Butler
Banking Officer

W. Eugene Gore, Jr.
Banking Officer

James P. Jordan, III
Banking Officer

Bonita H. Smalls
Banking Officer

P. Alex Clayton, Jr.
Banking Officer

Jeremy L. Hyman
Banking Officer

Adam C. Rabon
Banking Officer

THE CONWAY NATIONAL BANK MANAGERS, SUPERVISORS, AND PROFESSIONAL STAFF:

Loren C. Anderson
Merchant Representative

Peggy V. Anderson
Branch Operations Manager

Christy L. Broughton
Teller Trainer Coordinator

Russell L. Brown
Purchasing Supervisor

Pamela M. Clifton
Loan Specialist

E. Paige Daugherty
Credit Analyst

Theresa R. Hall
Loan Review Analyst

W. Kyle Hawley
Lender

Angela H. Hearl
Senior Credit Analyst

Vickie D. Hearl
Financial Administrative Assistant

Terrance A. Herriott
Lender

Sue D. Hilbourn
Loan Specialist

Suzette G. Jackson
Branch Operations Manager

Deborah R. Johnson
Mortgage Loan Originator

Gail S. Jordan
Collections Administrative Specialist

Margaret P. Kamp
Loan Specialist

Pamela A. Lampley
Security Specialist

Renee L. Larrimore
Auditor

Christina P. Mango
Loan Review Analyst

Patsy H. Martin
Wire Transfer Supervisor

Patricia L. McCracken
Appraisal Review Specialist

Bradley M. McNeill
Network Specialist

Brent J. Musick
Lender

Ivey J. Onley
Maintenance Supervisor

Stephanie D. Owens
Branch Operations Manager

Nichole H. Parker
Lender

Amy S. Patel
Mortgage Loan Originator

Amber R. Rabon
Interim Senior Auditor

Catherine A. Silvey
Branch Operations Manager

Karen C. Singleton
Branch Operations Manager

Jackie S. Siratt
Loan Operations Specialist

Renee Smith
Branch Operations Manager

Wanda A. Tompkins
Cash Operations Manager

Jared R. Williams
Network Specialist

Sheila F. Worrell
Accounts Payable/Payroll Specialist

OPERATIONS AND ADMINISTRATION CENTER

Loren C. Anderson
Kristina L. Baker
Joyce C. Benton
Almona Beverly
Gwynn D. Branton
Christy L. Broughton
Russell L. Brown
Shauna K. Cain
Frances E. Carroll
Jay A. Caskey

OPERATIONS AND ADMINISTRATION CENTER

Continued

Patricia C. Catoe
Lora W. Chitwood
Lauren B. Clark
Pamela Clatterbuck
P. Alex Clayton, Jr.
Tiffany C. Dixon
Jennifer P. Dorman
W. Jennings Duncan
Margie M. Faust
Regina A. Feagin
Wanda L. Floyd
Josephine C. Fogle
Debra L. Fralix
Bonnie B. Galloway
Doris B. Gasque
Catherine J. Gibson
A. Mitchell Godwin
W. Eugene Gore, Jr.
Betty M. Graham
Donna M. Graves
Theresa R. Hall
Kim F. Hardee
Mendy L. Hardwick
Adrienne W. Harrelson
Mary S. Harrelson
Amanda J. Harrington
Angela H. Hearl
Vickie D. Hearl
Blake H. Hendrick
Johnny L. Holden
Freeman R. Holmes
F. Timothy Howell
D. Scott Hucks
Virginia B. Hucks
Bryan T. Huggins
Elaine H. Hughes
Jennie L. Hyman
Renee M. Hyman
Lynette F. Jackson
Judith M. James
Christina M. Jelinek
Jonathan L. Jenerette
Gail S. Jordan
Janel T. Jordan
Kendra G. Jordan
Marsha S. Jordan
Jean E. Kadrich
Pamela A. Lampley
Pamela B. Lane
Renee L. Larrimore
Ginger E. Lee
Christina P. Mango
Patsy H. Martin
Steven D. Martin
Bradley M. McNeill
Raymond D. Meeks
Sylvia J. Miller
Geri L. Obenour
Ivey J. Onley
Timothy L. Phillips
John M. Proctor
William C. Purvis
Amber R. Rabon
Teresa G. Rabon
Sara C. Richardson
L. Ford Sanders, II
Lora A. Sanders
Sherry S. Sawyer
Marcie T. Shannon
Gary A. Singleton
Rebecca A. Singleton
Jackie S. Siratt
Joyce J. Smith
Jackie C. Stevens
E. Wayne Suggs
Torey T. Sumpter
Roger L. Sweatt
Mary A. Tanner
Phillip H. Thomas
Crystal C. Todd
Cynthia D. Townsend
Eddie C. Tyler
Tiffany D. Tyler
Jammie L. Weaver
Jared R. Williams
Kimberley A. Witt
Sheila F. Worrell

CONWAY BANKING OFFIC

Angela D. Allen
William M. Altman
William R. Benson
Carol M. Butler
Janet F. Carter
Casey M. Chestnut
E. Paige Daugherty
Ashley A. Dingle
Christine D. Dukes
Willis J. Duncan, V
Whitney C. Dunn
Alison L. Faulk
Lydia A. Fore
Boyd W. Gainey
Marceinia R. Goff
Lori A. Hagerud
Mary G. Hardwick
Anita S. Hardy
Latoya H. Hemingway
Sue D. Hilbourn
Anita C. Hinson
Melissa J. Hinson
Jeremy L. Hyman
M. Terry Hyman
Deborah R. Johnson
Patricia L. McCracken
Amanda G. Naron
Cynthia J. Richardson
Gail S. Sansbury
Bonita H. Smalls
Lindsey R. Squires
Brandy M. Sutherland
Lisa B. Thompkins
Wanda A. Tompkins

SURFSIDE

Lori E. Avant
L. Kay Benton
Debra D. Chandler
Katie S. Cook
Richard A. Cox
Deborah A. Downs
W. Kyle Hawley
Connie S. Howard
Helen J. Johnson
Margaret C. Kamp
Virginia D. Koblitz
Frances L. Kopp
Patricia E. Mulcahy
Sheri L. Polasky
Lori M. Schuessler
Jesse C. Williamson

NORTHSIDE

Angela M. Duncan
Dawn L. DePencier
Suzette B. Jackson
Jackie M. Lee
Jana E. Lee
Racheal V. Mishoe
Nicolas R. Smith

MAIN STREET

Sylvia G. Dorman
Gloria B. Johnson
Geraldine P. Owens

RED HILL

H. Michelle Buffkin
Danita A. Grainger
Melanie M. Green
Vicky D. Grissett
Heather A. Hayes
Taylor J. Helms
Sheila A. Johnston
Nina T. O'Brien
Janice C. Simmons

SOCASTEE

Melissa G. Cornett
Lisa M. LeCours
Stacey L. Mattern
Brent J. Musick
Jamie D. Rabon
Tiga M. Wells
Melissia H. Wilson

AYNOR

W. Page Ambrose
Kindal L. Anderson
Penny L. Baker
Jennifer L. Butler
Joye E. Jackson
Summer N. Johnson
Kimberly A. Lawson
Stephanie D. Owens

MYRTLE BEACH

Pamela M. Clifton
Sharon P. Coker
Natalie J. Forte
Marion E. Freeman, Jr.
Courtney A. Hasty
Terrance A. Herriott
Jennifer A. Hooks
Caroline P. Juretic
Jessica R. Kirby
Summer S. Layton
Karen R. Martin
Amy S. Patel
Emily G. Prosser
John H. Sawyer, Jr.
Tammy L. Scarberry
Mary F. Shipley
Carmen L. Thorpe
Brandi M. Watts
L. Ray Wells
Angela H. Williams

WEST CONWAY

Paula H. Allen
Mellonie O. Doyle
Lee R. Macklen
Jennifer A. Pruett
Catherine A. Silvey
Jeffrey P. Singleton
Melvina T. Spain
Jo Ann S. Ward
Kimberly D. Ward

NORTH CONWAY

Monica G. Altman
Meredith L. Bowers
S. Camille Hucks
Amber C. Nealy
Adam C. Rabon
Karen C. Singleton
Dominique J. Vereen
Kaci M. Williams

MURRELLS INLET

Amanda M. Bair
DeEtta L. Deegan
Laura C. Emmert
Sandy A. Fusco
Patricia G. Hilliard
Debra B. Johnston
James P. Jordan, III
Krista King
K. Diane Miller

NORTH MYRTLE BEACH

Peggy V. Anderson
Vanessa L. Bagwell
C. Joseph Cunningham
Patricia A. Fielden
Sue T. Knitz
Gloria A. Moultrie
Susan S. Stephens

LITTLE RIVER

Teresa A. Carter
Angela P Humphries
Nichole H. Parker
Renee Smith
Stephen D. Wayne

PAWLEYS ISLAND

Nicole W. Bearden
Virginia A. Schrader
Sandra K. Stanzione
Mary E. Underwood

PART-TIME EMPLOYEES

Jane R. August
John H. Britton
Jordan K. Cribb
Brittany D. Floyd
Rebecca C. Hardee
Angela B. Turner


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Since 1903

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